



Valuation Report for Ameri Metro, Inc. as of July 31, 2020.

NORASIA
CONSULTING & ADVISORY

Table of Contents

Executive Summary

The Business

The Company, and its wholly owned subsidiary Global Transportation and Infrastructure, Inc., are pioneers of "PPP" Private Public Partnerships in terms of funding of infrastructure projects and transportation projects, through established non-profits approved by IRS rulings and backed by legislation of the State of Alabama.

The Company through its agreements with TEMS Transportation Economics Management Systems, together will and have identified infrastructure projects for both private and public end users. The Company brings together private and public entities, the end users, including related party's to organize the revenue bond offering, which will be the private debt vehicle to build the infrastructure project for the end user. The bonds are not offered by the Company, the bonds are officiated through the related and non-related non-profit entities on behalf of related entities and non-related entities who want to build and own for profit infrastructure projects throughout the United States.

The Company intends to build working relationships with the largest leading fully integrated construction management firms in the United States positioned to provide planning, consulting, architectural and engineering design, program and construction management services for a broad range of projects, including highways, airports, bridges, mass transit systems, government and commercial buildings, water and wastewater facilities and power transmission and distribution. The Company will also utilize the many large well established construction firms found within regional boundaries of each potential project to physically build, both the current potential projects identified later in this Executive Summary and future potential projects need throughout the country later.

There is nothing new about the projects being referenced to build out in that all of them have already been built and proven out globally, even though high speed rail has not yet been built in the United States it does exist globally. Substantial funds to improve the rail and rail beds within the United States will allow for high speed rail to be used in this country. The Company's business plan intends to provide that needed funding through is unique Private Public Partnership model.

The Company's main function is to play the role of a "conduit" between the end users project, which could be State Government Entities or Private Entities that have projects identified today and are ready for funding and related and non-related entities willing to approach the related non-profits for debt financing through bond offerings while assuming the liability of the debt and willingness to turn the project over to the State entity the debt being paid in full. If the project is for a Private Entity the project may or may not be turned over to the private entity upon the debt being paid in full.

The Company's management team has recognized the need for a solution to curb the financial burden on governments and taxpayers alike. The Company recommends to all parties involved in any project to use Private Public Partnerships through Master Bond Indentures offered by non-profit entities as one of its methods of raising the substantial amount of capital needed for any given project identified by the end user. As a measure of disclosure the Company is under master consulting agreement contracts with the related non-profits to find profitable revenue producing projects supported by economic feasibility studies.

Finance Mechanism

The Company Founder, Shah Mathias has organized and established three related non-profit corporations and is an independent consultant of a fourth non-profit (ATFI) for the purpose of funding current potential projects of the Company, identified by TEMS who has completed preliminary studies on behalf of the end user both public and private. To be clear the Company can introduce related and non-related entities to the four non-profit entities for the purpose of funding projects they have.

These are the 4 Non-Profit entities with the ability to officiate Master Bond Indentures when sponsored by a state end user:

1. Alabama Toll Facilities, Inc. (ATFI)   (A Non-Related Party)
2. Hi Speed Rail Facilities, Inc. (HSRF)   (A Related Party)
3. Hi Speed Rail Facilities Provider, Inc. (HSFP)   (A Related Party)

4. Global Infrastructure Finance & Development Authority (GIF&DA)   (A Related Party)
5. Susquehanna Mortgage Bankers Corp. (Est. 1994 A for Profit Corp.)   (A Related Party)
6. Penn Insurance Services LLC (For-Profit related Entity)   (A Related Party)

These three non –profit related entities will play a vital role in financing. The non-profits statutes provide a vehicle to issue bonds and help secure infrastructure potential projects. The non-profit entities have the discretion to turn over the infrastructure potential projects to the state or the governing body having jurisdiction after it has successfully developed and paid for the potential projects. In the case of ATFI, the toll road will be turned over to the state of Alabama at the retirement of the bonds.

High-Speed Rail Facilities, Inc., High-Speed Rail Facilities Provider, Inc. and Global Infrastructure Finance & Development Authority are prepared to assume a large role with the Company by bringing together the necessary funding called Private Public Partnership, to begin work immediately on current potential projects. The Company need not engage in costly, time-consuming pilot programs to gain experience for itself to perform the work involved, due to the Company's business model of engaging some of the largest construction firms in the country. With the expertise and proven business success of these firms, our consulting team could move expeditiously forward on the widest variety of fronts, from site selection, to trainset construction, to building cooperative ventures with ancillary components of the transportation and accommodation industries nationwide while the firms we engage perform and manage all of the projects scopes of work. The Company's paradigm anticipates a fundamental change in the manner in which passenger rail service will be provided and cargo will be distributed in the future.

Susquehanna Mortgage Bankers Corp. established in 1994 by Mr. Mathias, was fully licensed by the Pennsylvania Banking Commission and HUD, as a lender. The entity is in the process of reactivation with the State of Pennsylvania. The intent is to become a licensed Commercial & Residential lender, an entity supervised by the state banking commission. Once licensed, it will then apply for a Fintech Commercial & Residential lender with the U.S. Office of Currency Control to become a licensed lender under the U.S. Federal Reserve system. Current holdings estimated value $2,340,000,000,000 trillion dollars (780,000,000 class B shares @ $3,000.00 per share). This will afford the SMBC eight times borrowing power from Federal Reserve. In light of the Mckinsey & Company Report stating there is a 57 trillion dollar infrastructure deficit globally, SMBC is positioned to accommodate growing demand.

Penn Insurance Services LLC, a related party entity, providing among other insurance services, one of its services is to provide credit enhancement services related to Bond Offerings. Current holdings estimated value $798,537,000,000 billion dollars (266,179,000 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

In order to support the functionality of financial structure between the end user whether public or private and the non-profit whether related or non-related, Shah Mathias created twenty related entities below. The Company owns 25% of seventeen entities, 10% of one entity and 2% of another entity via non-voting common shares, with the remaining ownership (and 100% voting control) owned by Mr. Mathias. The Company acting in its Master Consulting role will be the conduit between one or more of nine related entities who will secure by contract the project from the end user and approach the non-profits for bond offering of the project. The construction management services will be performed by one or more of the largest construction management firms in the United States utilizing existing well established construction firms in or near the project location to perform the physical work on each project. The Company's consulting staffing needs are already in place and any additional needs can be met easily. Once a project is started the consulting management team of the Company would rely heavily on the work force of some of the largest construction management firms in the country. The twentieth related entity being HSRF Trust was created to place the bond offering revenue in trust managed by agreements with ING (now Voya).

1. HSR Freight Line, Inc.
2. HSR Passenger Services, Inc.
3. HSR Technologies, Inc.
4. HSR Logistics, Inc.
5. KSJM International Airport, Inc.
6. Port of Ostia, Inc.
7. Port of De Claudius, Inc.
8. Atlantic Energy & Utility Products, Inc.
9. Malibu Homes, Inc.
10. Ameri Cement, Inc.
11. Lord Chauffeurs LTD.
12. Penn Insurance Services LLC

13. Cape Horn Abstracting
14. Eastern Development & Design, Inc.
15. Slater & West, Inc.
16. Platinum Media Inc.
17. Susquehanna Mortgage Bankers Corp.
18. Ann Charles International Airport
19. Dutch East India Logistics Co.
20. HSRF Trust

At the present time, these related entities will not be doing the heavy lifting, it would be the Company playing the role of consultant to all parties and the large construction management firms working with the Company as mentioned before. These entities play a vital role in terms of becoming the entity that builds and owns the potential project whilst the bond debt is being paid back. The Ultimate beneficial owner of the project could be one of these entities or in the case of State projects, the State would become the beneficial owner of the project built once the bond debt is retired. This business model will control cost over runs and allow for more tightly managed projects during construction and then management of the operations of the project until the debt is paid back.

In summary and for clear understanding of the process:

The State who has a project to build, would be able to have the project built by sponsoring the bond offering on behalf of one of the related entities below who would build and manage the project, assuming the liability of the debt and then giving the paid for project back to the State upon retirement of the bond debt. In the case of non-related State projects the related entity could be the beneficial owner of the project at the end of the bond debt retirement.

1) **HSR Freight line, Inc.** This company will handle all services for use of track time and train sets for freight and provide freight forwarding services, for fee. For example HSR Freight Line, Inc. intends to offer high speed rail, freight forwarding and parcel handling services to existing national and global carriers. Carriers will be able to lease train sets with their trade logos and slogans in their own color schemes for fee schedule that varies depending on am, mid-day and pm time frames, in addition to toll fees for track time, similar to carriers paying tolls on turnpikes, for the faction of the cost as opposed to independently

developing a freight corridor. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a non-controlling interest shareholder, sharing in post construction operations revenue.

2) **HSR Passenger Services, Inc.** This company will handle all ticketing, booking, reservations, food & beverage services, hotel booking and car rental booking services. HSR Passenger Service Inc. will offer concession space at the travel plazas, technology parks and develop motels, hotels, fast food restaurant establishments and convenience stores. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

3) **HSR Technologies, Inc.** This company will handle all build to suit manufacturing facilities for train sets and centralized signalization services along the rail road tracks and train stations. Within the technology parks HSR Technologies, Inc. will be a sole provider of all fiber optics, telecommunication and all related technologies services including equipment maintenance.

A. Maintenance for train engines, rail cars and rail track through a maintenance agreement with equipment lease holders.

B. Total maintenance for all Industrial sites for assembly plants, train stations, train terminals, manufacturing plants, parts distribution centers, rail roads, rail crossings, rail yards, cargo terminals, parking lot, parking garages, hotel, motels, food and beverage vending machines, all retail shopping centers, office complexes and all on/off site improvements.

C. The airline industry is congested throughout existing terminal space. The proposed KSJM International Airport in Alabama will offer services to eliminate burden on existing terminal space for airline carriers. Federal Aviation Administration (FAA) certified inspection stations to service the airline industry. Also providing marine services, oil platforms and petro chemical industry services due to proximity to the Gulf of Mexico.

The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

4) **HSR Logistics, Inc.** This company will handle coordination, delivery and movement of all machinery equipment, material goods and will operate all warehousing facilities at:

The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

5) **KSJM International Airport, Inc.** This company formed to serve as a master airport facility. It will provide four types of airport terminals and one international airline inspection service terminal operated by HSR Technologies Inc.:

a) Passenger Terminals, operated by HSR Passenger Services Inc.

b) Air Cargo Terminals, operated by Port of Ostia, Inc.

c) Corporate Jet Center Terminal

d) International Airline, FAA inspections maintenance service terminals, operated by KSJM International Airport, Inc.

e) Domestic Airline FAA inspection maintenance service terminals, operated by HSR Technologies Inc.

The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

6) **Port of Ostia, Inc.** This company will handle foreign and domestic Air Cargo, and supporting ground services such as freight forwarding services will be provided by HSR Freight Line, Inc. and air and ground logistics will be provided by HSR Logistics, Inc. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

7) **Port of De Claudius, Inc.** This company will handle foreign and domestic inbound outbound sea container inland port operation and warehouse distribution center. The Company interfaces with the

entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

8) **Atlantic Energy & Utility Products, Inc.** This company will provide electric, gas, water, sanitary sewer service, trash removal, cable TV, Dish network and internet services. Petroleum products and services will also be provided during and after construction, along with fuel services on the toll road, all industrial and technology parks, including the airport, inland ports and incoming and outgoing vessels. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

9) **Malibu Homes, Inc.** This company will provide residential home building services. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

10) **Ameri Cement, Inc.** This company handles all cement needs for building (357 miles four lane) Alabama Toll Road "ATFI" and others future projects. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

11) **Lord Chauffeurs LID.** This company operates all passenger ground transportation car service limo and taxi, as well as the corporate jet center. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

12) **Penn Insurance Services LLC.** This company provides all insurance services to all entities and risk management services for all entities, but not limited to the entities. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

13) **Cape Horn Abstracting.** This company provides all-land title examination services for all entities to insure against any pre closing and post-closing claims of ownership or deed restriction. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

14) **Eastern Development & Design, Inc.** This company provides all civil engineering and architectural services, with very strong cost control measures in place eliminating engineering and architectural cost over runs. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

15) **Slater & West, Inc.** This company provides contract administration services and handles all work force human resource matters, providing background checks, loss prevention services, vendor invoice verification against goods and services provided, to clear invoice for payment. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

16) **Platinum Media, Inc.** Designed to provide all media related services. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

17) **Susquehanna Mortgage Bankers Corp.** established in 1994 by Mr. Mathias, was fully licensed by the Pennsylvania Banking Commission and HUD, as a lender. The entity is in the process of reactivation with the State of Pennsylvania. The intent is to become a licensed Commercial & Residential lender, an entity supervised by the state banking commission. Once licensed, it will then apply for a Fintech Commercial & Residential lender with the U.S. Office of Currency Control to become a licensed lender under the U.S. Federal Reserve system. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

18) **Dutch East India Logistics Co.** Designed to provide international cargo connecting in Yuma Arizona. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

19) **Ann Charles International Airport.** Designed to provide airport services and cargo break facilities in Port Freeport and Brazoria Fort Bend Rail District Project. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

20) **HSRF Trust.** This company is a statutory trust administrator of private and public funds and will safeguard the bondholder's interest. No money moves to any parties without trust authorization.

The following is what the Company anticipates will occur in regard to the adoption and implementation of Trade and Transportation and a High-Speed Rail System current potential projects by a regional or local municipality. To date, the Company has not developed any rail systems.

The Company will engage TEMS for fee to provide feasibility and investment grade studies and engage some of the largest construction management firms in the United States as mentioned before, to locate well established construction contractors and manufacturers to complete the current potential project and provide cost estimates. The Company in its Trade and Transportation corridors will use technology well known to US contractors, however, because high-speed rail travel is already in-place in much of Europe and Asia, the Company anticipates working with European companies to furnish the high-speed rail equipment, such as locomotives and passenger cars.

The Company will put proposed contracts together with the supporting feasibility study, appraisals, cost/benefit analysis by engaging TEMS and other like firms to provide the studies relating to transportation history and other data to create a complete regional project proposal. The Company will then provide those tools to a related entity or related non-profit entity so they can present such project proposals to the municipalities (state or local) as a complete and finished project. The local or regional municipality will then independently analyze and discuss the Company's proposal.

The two related non-profit entities created for Trade and Transportation and High Speed Rail projects are:

Hi Speed Rail Facilities, Inc.

In 2010, the Company entered into an agreement with HSRF (one of the Company's related non-profit companies) The Company per agreement will be responsible for construction of projects while the non-profit will be responsible for financing construction and operation of various high speed rail and related projects across the United States. HSRF is designed to focus on the building of train tracks and stations. Pursuant to the agreement between the Company and HSRF, the Company will act as the agent and representative of HSRF to perform all required tasks and actions to develop and construct such projects, utilizing a large well established construction management firm. The Company anticipates that having this agreement in place and by having HSRF already organized will expedite the process of commencing a project once the Company designs and develops and secures or raises funds to commence a project. Material aspects of the agreement are presented below in the "Business Plan" section.

Hi Speed Rail Facilities Provider, Inc.

In 2010, the Company entered into a written agreement with HSRFP (one of the Company's related non-profit companies). The Company per agreement will be responsible for construction of projects while the nonprofit will be responsible for financing construction and operation of various high speed rail and related projects across the United States. Pursuant to such agreement between the Company and HSRFP, the Company was appointed as the agent and representative of HSRFP to perform all required tasks and actions to develop and construct such projects, utilizing a large well established construction management firm. HSRFP was organized to provide a vehicle to issue bonds and help secure infrastructure projects for the Company, focusing on facilities ancillary to the high speed rail, such as rail yards, rail assembly plants maintenance facilities. The Company anticipates that having this agreement in place and by having HSRF already organized will expedite the process of commencing a project. Material aspects of the agreement are presented below in the "Business Plan" section.

Long-Range Ideas and Related Companies

Ameri Metro Universal Pension Plan: The shares are being administered by HSRF Statutory Trust on behalf of Ameri Metro Universal Pension Plan. HSRF Statutory Trust will issue to relevant employee(s), director(s) or consultant(s) shares from the trust directly in accordance in good duty to act and the best interest of the plans intent. Slater and West Inc. is the designated party to provide human resource services. Compensation Committee will act as oversight board of the Ameri Metro Universal Pension Plan. The Company has no jurisdiction or authority over the Pension Plan. Current holdings estimated value $180,000,000,000 billion dollars (60,000,000 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

Ameri Metro North American Pension Plan: The Plan capitalized Ameri Metro North American Pension Plan with aggregate 30,000,000 Class B common shares. The shares are being administered by HSRF Statutory Trust on behalf of Ameri Metro North American Pension Plan. HSRF Statutory Trust will issue to relevant employee(s), director(s) or consultant(s) shares from the trust directly in accordance in good duty to act and the best interest of the plans intent. Slater and West Inc. is the designated party to provide human resource services. Compensation Committee will act as oversight board of the Ameri Metro North American Pension Plan. The Company has no jurisdiction or authority over the Pension Plan. Current holdings estimated value $180,000,000,000 billion dollars (60,000,000 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

Ameri Metro Inc 2015 Equity Incentive Plan: The shares are being administered by HSRF Statutory Trust on behalf of the Company. Upon exercise of stock options granted pursuant to the 2015 Equity Incentive Plan, HSRF Statutory Trust will issue the relevant employee, director or consultant shares from trust directly in accordance in good duty to act and the best interest of the plans intent, the related party Slater and West Inc. along with the Ameri Metro Inc. Compensation Committee will act as oversight board of the entity. The Company has no jurisdiction or authority over the entity. Current holdings estimated value $650,361,150,000 billion dollars (216,787,050 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

Ameri Metro Inc. 2018 Equity Incentive Plan: The shares are being administered by HSRF Statutory Trust on behalf of the Company. Upon exercise of stock options granted pursuant to the 2018 Equity Incentive Plan, HSRF Statutory Trust will issue the relevant employee, director or consultant shares from trust directly in accordance in good duty to act and the best interest of the plans intent, the related party Slater and West Inc.

along with the Ameri Metro Inc. Compensation Committee will act as oversight board of the entity. The Company has no jurisdiction or authority over the entity. Current holdings estimated value $479,850,000,000 billion dollars (159,950,000 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

Ameri Metro Inc. Trust: The Plan acting as private public benevolence foundation, providing monetary assistance to development of small business entities, agricultural programs, utility co-op programs, public or private schools & universities, job training programs, humanitarian aid, community services - library's / parks / substance abuse facility's / children service / senior citizen services, domestic violence, hospitals, medical assistance services, medical financial aid and veteran's assistance programs, but not limited to.

The shares are being administered by HSRF Statutory Trust on behalf of Ameri Metro Inc. Trust. HSRF Statutory Trust will provide monetary assistance to development of small business entities, agricultural programs, utility co-op programs, public or private schools & universities, job training programs, humanitarian aid, community services - library's / parks / substance abuse facility's / children service / senior citizen services, hospitals, medical assistance services, medical financial aid and veteran's assistance programs, but not limited to, from the trust directly in accordance in good duty to act and the best interest of the trusts intent. Slater and West Inc. is the designated party to provide oversight committee of the Ameri Metro Inc. Trust. The Company has no jurisdiction or authority over the Ameri Metro Inc. Trust. Current holdings estimated value $690,000,000,000 billion dollars (230,000,000 Ameri Metro Inc. Class B shares @ $3,000.00 per share).

ING Investment Management

As disclosed in the SEC filings under the approved Registration Statement, each of the non-profits has entered into an investment management agreement with ING Investment Management to manage any funds raised in bond offerings and to provide its investment advisory services. This non-binding agreement would only take effect upon the raising of revenue bonds, which to date has not occurred. ING Investment Management would serve to invest, reinvest and supervise the management of any such funds raised, for any project in the future, while such funds were held in an investment account and until use for the intended funds are needed for project purposes. The Company and the non-profits, have not commenced raising funds through any bond offerings.

Supporting Information

To support the Company's business plan, the United States Census Bureau predicts that the American

population will reach 420 million by 2050, a trend that will overwhelm our nation's transportation infrastructure according to the information provided on their website.

Current estimates suggest that overall freight demand will double over the next 40 years from 15 billion tons today to 30 billion tons. The number of trucks on the road is also expected to double. Already under unsustainable strain, the nation's freight transportation infrastructure and highways will face even greater challenges as the total volume of freight increases.

Extensive infrastructure expansion, such as new ports, trade corridors and high-speed rail (HSR), is critical if rail and road transportation is to help mitigate problems associated with rising fuel costs, crowded highways, and greenhouse gas emissions. Population growth and development in the U.S. have made our nation increasingly reliant on rail and highway infrastructure to transport people and freight.

Clearly, a strong, efficient freight transportation system is vital to the nation's economy. Our already-strained and outdated railways must be upgraded to handle the projected increases in freight shipping to relieve congestion on our highways. We believe new trade corridors are needed to support the changes in marine shipping that will need new ports and infrastructure and that new high speed rail routes are needed to increase connectivity between US cities to support the emerging new economy.

Company Focus

The Company recognizes the $57 Trillion Dollar Infrastructure Market as identified in an article dated December 2014 " Money isn't everything (but we need $57 trillion for infrastructure)" found on the McKinsey & Company Private Equity & Principle Investors website. The need and demand for alternative transportation such as, high speed rail, sea ports, intermodal ports and toll roads. In addition, on the Boeing website, reports such as "Current Market Outlook for 2015-2034" are available to the public as well as reports found on the American Society of Civil Engineers website identified earlier, that identify the need for more efficient port operations and infrastructure projects to be completed to satisfy the demands and growth of the United States. It is increasingly important as the United States adopts policies to attempt to reduce its dependency on fossil fuels and to improve its infrastructure and transportation systems for global competiveness. The Company's intention is to bring related party projects currently under contract along with potential projects identified by TEMS, under a working relationship with the largest construction management, engineering and architectural firm in the United States operating in seven continents with over 80,000 employees. The Company and the four

non-profits who are able to officiate the bond offerings through legislative rights, while engaging a firm with over 80,000 employees will give opportunity for the Company to profit from its operations and business model. However the Company makes no guarantee to such claim.

The Company is focusing on the following means to create efficient freight transportation as part of its planned activities:

- Increase port capacity to increase our nation's ability to distribute goods, making us more competitive in the global economy.

- Develop larger, rail-served, inland distribution centers that will encourage more efficient movement of goods and create more capacity at ports.

- Permit increased volume and speed of inland heavy freight, allowing inland distribution points to expand into larger, national service hubs and promote economic growth.

- Develop profitable high speed rail for the fast movement of people and goods.

The Company consists of three critical areas:

The key areas are –

I. Management team with the potential ability to provide the Company with the opportunity for substantial revenue.

II. Manufacturing of industrial products to be used in infrastructure projects. *Listed and briefly explained in the "The Business Plan" section– HSR Technologies Inc. Manufacturing Site Project.*

III. Partnership Alliances and Existing Agreements with key firms, that are able to perform all scopes of work on any given project immediately due to their years of experience and work force expertise. Also the abundance of well-established large construction management firms and construction firms in all trade categories around the country to perform the physical build out of projects.

TRANSPORTATION ECONOMICS & MANAGEMENT SYSTEMS, INC. (TEMS)

TEMS is a specialist firm with expertise in Business Planning for Trade Corridor/High Speed Rail projects. TEMS will provide Investment Grade Studies and Business and Financial Plans, for use with Wall Street investment banking firms. TEMS, a global transportation consulting firm, has considerable trade corridor and high speed rail experience. The Company has a current working agreement with TEMS to provide consulting services. Principals of TEMS include:

Alexander Metcalf, PhD – (Planning) Transportation Economics & Management Systems, Inc.

Dr. Alexander Metcalf, President of TEMS will serve as Project Director for ARMT Investment Grade studies. Dr. Metcalf personally directs all projects at TEMS and has built the firm's reputation based on professional product and close client interaction. Dr. Metcalf is a professional transport economist with 30 years of freight and passenger planning experience. Previously, Dr. Metcalf was Chief Economist for British Rail and was responsible for the planning of a number of major rail freight passenger and port projects including the East Coast Main Line ($8 Billion), Channel Tunnel ($16 Billion), as well as the West Coast 125HST program ($5 Billion). His recent projects include the Panama Canal-ACP, Great Lakes and St. Lawrence Seaway New Cargoes/New Vessels Market Assessment-USDOT, Port Freeport-SH 36A Rail Corridor Study, Alameda Corridor-Port of Los Angeles, Great Lakes Trade Study-Transport Canada, Great Lakes Bulk Ships Cost Benefit Study, USDOT Channel Tunnel Freight Corridor Project-Transmark, North American Ports Model-Goldman Sachs, and Northeast Corridor Freight Market Study-UBS Paine Webber.

Dr. Metcalf's recent high speed rail projects include Northeast Corridor High Speed Rail Study, Detroit-Chicago EIS Tier 1 Demand Forecasting Study, Atlanta-Charlotte EIS Tier 1 Operations Planning, Hampton Roads High-Speed and Intercity Passenger Rail Vision Plan, Rocky Mountain High-Speed Rail Business Plan Study, Tri-State III High-Speed Rail Study, VIA Rail Feasibility Study and Business Plan, Minneapolis-Duluth/Superior High-Speed Restoration of Intercity Passenger Rail Service - Comprehensive Feasibility Study and Business Plan, Ohio and Lake Erie (Ohio Hub) Regional Rail System, Midwest Regional Rail System, Florida Intercity Passenger Rail Business Plan, Alberta High Speed Rail Investment Ridership Study.

Dr. Metcalf was Chair of the European Freight Movement Study Technical Committee that was carried out by the European Community (EEC) and a member of the Steering Committee for the EEC European Passenger Transport Study. Dr. Metcalf has completed studies for the Investment Banks, World and Asian Banks, as well as Federal and State governments across the US.

Education

PhD/1974/London University/ Transport Economics

B.S./1968/London University/ Economics

Key Personnel: Dr. Metcalf will be supported by two key individuals –

Dr. Edwin "Chip" Kraft, the Director of Transport Operations at TEMS brings more than 25 years of expertise in passenger and freight transportation planning systems. Dr. Kraft has led operational, logistics, financial and planning studies, as well as management system development projects. He is currently the lead developer for the CSX Railroad, Yard of the Future project. He will lead the transport operations planning work for water, truck, and railroad analysis. Dr. Kraft's projects include the Great Lakes Bulk Ships Cost Benefit Study, Great Lakes and St. Lawrence Seaway project, USDOT five corridor freight transportation analyses, Panama Canal Demand Study, and the Hamilton Ontario Container Port Study, the Yard of the Future for CSX Rail, SH 36A Corridor Study for Port Freeport. His high speed rail projects include Atlanta-Charlotte, Hampton Roads-Washington corridor, Northeast Corridor, Chicago-Twin Cities, and Florida Statewide High Speed Rail Study.

Education

PhD/1998/University of Pennsylvania/Systems Engineering

MS/1983/University of Pennsylvania/Civil Engineering

BS/1982/University of Pennsylvania/Civil and Urban Engineering / Economics

Dr. Yang He is Senior Transportation Analyst with TEMS' and leads the system modeling and analysis team. With more than 12 years' experience, he has been involved in the development of the TEMS' software development, in particular the development of the COMPASS™ passenger rail model. He will be responsible for database development, traffic and revenue, and capacity analysis for the studies. Dr. Yang has also developed the latest versions of the GOODS™ model and its update to incorporate the latest Decision Choice models. Dr. He's freight projects include the Great Lakes Bulk Ships Cost Benefit Study, Great Lakes and St. Lawrence Seaway project, USDOT five corridor freight transportation analysis, Panama Canal Demand Study and software, and the and SH 36A Corridor Study for Port Freeport. His high speed rail projects include Hampton

Roads, Chicago-Detroit, Chicago-Twin Cities, Atlanta-Birmingham, Rocky Mountain High Speed Rail Study Business Plan, and Northeast Corridor High Speed Rail Study.

Education

PhD/2007/University of Arizona/Systems and Industrial Engineering (minor in Management Information Systems)

MS/2002/University of Arizona/Systems Engineering

BE/1998/University of Beijing/Engineering Management

Recently, a preliminary analysis by TEMS suggested that because of the opening of the Panama Canal and because Mobile is one of the only two Gulf Ports that can facilitate the large container vessels that need 50 feet of water, the Alabama Toll Road would become part of a Mobile Trade and Transportation Corridor. As a result, an evaluation should be made of extending the corridor north along the west side of the Appalachian Mountains, (project Appalachian Regional Commission # 3) a region that is today served by West Coast Ports. To assist the Company in completing an investment grade study for the corridor, the following research/review team has been assembled to assess the analysis by Transportation Economics & Management Systems, Inc. (TEMS).

Mobile Intermodal Corridor, Research Review Team

Team Member	Affiliation
• Dr. Mark Burton, PhD	University of Tennessee
• Dr. David Clarke, PhD	University of Tennessee
• Mr. Rick Tucker	Port of Huntsville, AL
• Mr. Jimmy Lyons	Port of Mobile, AL
• Dr. Craig Phillip, PhD	Vanderbilt University
• Dr. Ted Grossardt, PhD	University of Kentucky
• Mr. Kent Sowards	Marshall University
• Dr. Mike Hicks, PhD	Ball State University
• Mr. Scott Hercik	Appalachian Regional Commission

The purpose of this investment grade study by TEMS is to evaluate the potential for developing the Mobile Trade and Transport Corridor, as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between the Appalachians in the east, and the Mississippi in the west, and stretching as far north as the markets of mid-America including Ohio, Indiana, and Illinois. The area is largely served today by West Coast Ports that rely on relatively expensive rail and truck shipments to these inland markets, but are low cost due to the large ships that can access West Coast Ports. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving these markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coasts with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile.

THE COMPANY'S MANAGEMENT TEAM CONSISTS OF

SHAH MATHIAS – FOUNDER

Shah Mathias founded the Company and leads its Merger & Acquisitions and New Business Development team. Mr. Mathias served as Chief Executive Officer and President of the Company. He served as the President, Treasurer and Secretary of Yellowwood Acquisition Corp. since April 17, 2012. In 2002, he started Penndel Land Co., and majority shareholder. He serves as Chairman and Secretary of Hi Speed Rail Facilities, Inc., Hi Speed Rail Facilities Provider, Inc. and Global Infrastructure Finance & Development Authority Inc. Mr. Mathias has an extensive background in real estate and property development and was instrumental in raising close to one billion dollars plus or minus for various real estate projects thru mortgage bond offerings. Beginning in 1988, he commenced his career in real estate with the personal acquisition and like-kind exchange sales of investment property. In 1992, Mr. Mathias started a mortgage-banking corporation underwriting loans under his own name and selling such loans on the open market. By 2000, his company had underwritten more than $1 billion in loans. He served as Director of the Company since June 12, 2012 to April 2014. He served as a Director of Yellowwood Acquisition Corp. since April 17, 2012 to April 2014. Mr. Mathias received his education at Penn State Institute of Technology.

ROBERT P. CHOINIERE – CHIEF FINANCIAL OFFICER

Robert P. Choiniere serves as the Company Chief Financial Officer. Before assuming this role, he was an independent Director and Chair of the Company Audit Committee. In 2005 he founded, and is President of Plans to Prosper, LLC an independent financial planning and investment advisory firm. Previously Mr. Choiniere was Director of Aviation Planning for HNTB Corporation, leading financial feasibility, site selection, environmental, management and airport expansion studies for major transportation projects throughout the United States. Mr. Choiniere is a Certified Financial Planner Professional® and a NAPFA-Registered Financial Advisor. He is a 1978 graduate of Florida Institute of Technology with a BS in Air Commerce/Transportation Technology.

JOHN W. THOMPSON - GENERAL COUNSEL

John W. Thompson serves as Director for the Company and Chief Legal Counsel. Mr. Thompson was a judge on the York County Court of Common Pleas in York County, Pennsylvania. He was elected to the court in 1997 and was retained in 2007 for 10-year term, expiring in 2017, and he retired before the end of his last term on May 31, 2015. Mr. Thompson received both his undergraduate and J.D. degrees from the University of Pittsburgh.

Legal Counsel Team
General Counsel
Honorable Judge (RT) John W. Thompson
2575 Eastern Blvd
Suite 102
York Pa 17402

Special Financing Counsel
Scott Dietterick
JAMES SMITH DIETTERICK & CONNELLY LLP
Hummelstown, PA

Special Financing Counsel
William Sundstrom, Esq.
Robert C Brannan, Esq.
SUNDSTROM & MINDLIN, LLP
Tallahassee, Florida

Special Securities Counsel
MCMURDO LAW GROUP, LLC
Matthew C. McMurdo
28 West 44th Street, 16th Floor
New York, NY 10036

Special Tax Counsel
Belinda France, Esq.
France Law Firm
Tallahassee FL

Special Financial Advisor
Susquehanna Mortgage Banker Corp
Penn Venture Capital, Inc.

Special Asset Managers
Voya Financial
Morgan Stanley – Broker of Record

Special Financial Advisor
SUSQUEHANNA MORTGAGE BANKER CORP
ING INVESTMENT MANAGEMENT CO. Asset Manager
Penn Venture Capital, Inc.

Firm's collective experience in infrastructure finance:

SUNDSTROM & MINDLIN BOND RELATED FINANCING TRANSACTIONS. The partners and associates who make up the firm of Sundstrom & Mindlin, LLP, formerly known as Sundstrom, Friedman & Fumero, LLP, and before that, Rose, Sundstrom & Bentley, LLP, have acted as co-counsel or borrower's counsel on the following financings:

$10,000,000 Charlotte County (Florida) Industrial Development Authority utility system revenue bonds, Series 2015 (Town & Country Utilities Project).

$15,374,562 Letter of Credit/Loan Agreement securing the Collier County Industrial Development Revenue Bonds issued in favor of our client, Ave Maria Utility Company, LLLP (2015)

$4,950,000 Marion County Utility installment purchase agreement for the assets of Windstream Utilities Company (2014)

$5 million subordinate utility revenue bond issued in favor of Mad Hatter Utility, Inc. by the Florida Governmental Utility Authority (2012)

$9,900,000 Term Loan by North Key Largo Utility Corp. with Northern Trust, N.A. (2011) (refinancing construction loan and industrial development revenue bonds)

$24,500,000 ten year first mortgage loan with Great American Life Insurance Company for the purchase of One Greenway Centre, Franklin, Tennessee Virginia in tax free exchange for North Fort Myers Utilities, Inc. (2011)

$25,000,000 twenty-five year first mortgage loan with New York Life Insurance Company for the purchase of the Amberleigh Apartments Ground Lease, Fairfax, Virginia in tax free exchange for North Fort Myers Utilities, Inc. (2010)

$55,130,000 Lee County Industrial Development Revenue Authority (Florida) Utility System Revenue Bonds, Series 2010 (Bonita Springs Utilities, Inc. Project)

$49,310,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2010, (Bonita Springs Utilities, Inc.)

$36,000,000 Cash Defeasance Lee County Industrial Development Authority, North Fort Myers Utility Project, 2010

$12,000,000 Construction Loan Agreement between North Key Largo Utility Corp. and City National Bank (2009) (conventional borrowing by tax-exempt coop)

$9,385,488 Loan from Wachovia Bank to the Glades Utility Authority (2009) (taxable financing by governmental authority)

$26,160,000 Lee County Industrial Development Revenue Authority (Florida) Utility System Refunding Revenue Bonds, Series 2008 (Bonita Springs Utilities, Inc. Project)

$52,230,000 Citrus County, Florida Water and Wastewater System Revenue Bonds, Series 2007 (tax-exempt municipal bond issue)

$42,500,000 Charlotte County Industrial Development Authority (Florida) Utility System Bond Anticipation Notes (Town and Country Utilities Company Project), Series 2007

$23,215,000 Lee County Industrial Development Revenue Authority (Florida) Utility System Refunding Revenue Bonds, Series 2006 (Bonita Springs Utilities, Inc. Project)

$21,745,000 Pasco County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2006 (Aloha Utilities, Inc. Project)

$5,100,000 Variable Rate Demand Utility System Revenue Bonds (North Fort Myers Utility, Inc. Project), Series 2006 (Industrial Development Revenue Bonds)

$2,965,000 Monroe County Industrial Development Authority, Industrial Development Revenue Bonds (North Key Largo Utility Corp. Project), Series 2005

$18,000,000 Collier County Development Authority (Florida) Industrial Development Revenue Bonds (Ave Maria Utility Company Project), Series 2005

$13,240,000 Lee County Industrial Development Authority, Florida Variable Rate Demand Utility System Revenue Bonds (North Fort Myers Utility, Inc. Project), Series 2005A and $1,790,000 Lee County Industrial Development Authority, Florida Taxable Variable Rate Demand Utility System Revenue Bonds (North Fort Myers Utility, Inc. Project), Series 2005B

$13,485,000 Bridgewater Community Development District Special Assessment Bonds, Series 2004

$31,000,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, (Bonita Springs Utilities, Inc.) Series 2004A and $26,160,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, (Bonita Springs Utilities, Inc.) Series 2004B

$20,600,000 Aloha Utilities, Inc. Taxable Utility System Revenue Bonds, Series 2004

$17,000,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2003 (Bonita Springs Utilities, Inc.)

$57,246,000 Water & Sewer Refunding Bonds, Series 2003A (Springs Environmental Systems, Inc.) and $8,285,000 Water & Sewer Revenue Bonds, Series 2003B (Springs Environmental Systems, Inc.)

$101,115,000 City of Marco Island, Florida Utility System Revenue Bonds, Series 2003

$30,000,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2002 (Bonita Springs Utilities, Inc. Project)

$5,000,000 Lee County Industrial Development Authority (Florida) Utility Revenue Bonds, Series 2002A (Bonita Springs Utilities, Inc. Water Project)

$18,975,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2001 (Bonita Springs Utilities, Inc.)

$28,465,000 Utility Revenue Bonds Senior Lien Debt, Series 2000 and $9,855,000 Utility Revenue Bonds Subordinate Lien Debt, Series 2000 (St. Lucie West Services District)

$13,200,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 2000 (Bonita Springs Utilities, Inc.)

$53,750,000 Water & Sewer Revenue Bonds, Series 1998 (Gulf Environmental Services, Inc.)

$46,850,000 Town of Jupiter Island, Florida Utility System Revenue Bonds, Series 1998

$32,520,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 1996, (Bonita Springs Utilities, Inc.)

$2,800,000 Industrial Development Revenue Bonds, Series 1996 (Winco Utilities, Inc.)

$3,400,000 Monroe County Industrial Development Bonds (Florida) Utility Revenue Bonds, Series 1995, (North Key Largo Project)

$12,470,000 Lee County Industrial Development Authority (Florida) Industrial Revenue Bonds Series 1995A and $1,200,000 Taxable Industrial Revenue Bonds Series 1995B (North Fort Myers Utilities, Inc. Project)

$5,060,000 Florida Community Services Corporation Sewer Revenue Bonds, Series 1994 (Perdido Key Project)

$2,000,000 Republic National Bank Lending Agreement, 1994 (Atlantic Utilities, Inc.)

$16,125,000 Clay County Florida Utility System Revenue Bonds, Series 1993A and $18,960,000 Clay County Florida Utility System Refunding Revenue Bonds, Series 1993B

$18,835,000 Clay County Florida Utility System Revenue Bonds, Series 1992A and $9,500,000 Clay County Florida Utility System Revenue Bonds, Series 1992B

$4,000,000 Reserves Community Development District (Florida) Utility Revenue Bonds, Series 1992A and $600,000 Reserves Community Development District (Florida) Taxable Utility Revenue Bonds, Series 1992B

$18,845,000 Utility System Revenue Bonds, Series 1991 (St. Lucie West Services District Project)

$22,845,000 Lee County Industrial Development Authority (Florida) Sewer System Revenue Bonds, Series 1991 (Bonita Springs Utilities, Inc. Project)

$9,000,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 1990 (Lehigh Utilities Project)

$12,300,000 City of Winter Springs, Florida Water & Sewer Revenue Bonds, Series 1990

$1,765,000 Town of Lake Clark Shores (Florida) Utility System Revenue Bonds, Series 1988

$7,862,500 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 1988 (North Fort Myers Utilities, Inc. Project)

$4,000,000 Lee County Industrial Development Authority (Florida) Industrial Development Revenue Bonds, Series 1987 (Springs Environmental Systems, Inc.)

$2,300,000 City of Orange City, Florida Revenue Bonds, Series 1987

$15,000,000 St. Lucie County Water and Sewer Industrial Development Bonds (Florida). Series 1987 (St. Lucie West Project)

$7,695,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 1987 (Bonita Springs Water System, Inc.)

$5,750,000 Lee County Industrial Development Authority (Florida) Utility System Revenue Bonds, Series 1985 (North Fort Myers Utilities, Inc. Project)

$4,992,706 City of Coconut Creek, Florida Restricted Sewer Revenue Notes, Series 1983

The Business Plan

The Company through its Master Consulting role along with TEMS as a consultant, has collectively identified current potential projects worth five hundred and six billion dollars and therefore have approached the related non-profits for master bond indentures for each project to meet the need of the related and non-related end users of each current potential project.

The Company acting as a Master Consultant and Master General Contractor through agreements with the related and non-related non-profits and the related entities will perform construction management services and consulting services for fee (see material aspects of agreements below). The related and non-related non-profits provide a source to capital through bond indentures, upon TEMS providing investment grade studies that will confirm the potential project revenue will support the debt on behalf of the beneficial owner of a given project.

The contractual agreements and material aspects of the agreements are presented below:

Master Agreement For Construction with the Four Non-profits

The Company is in contractual, "Master Agreement For Construction", agreements with High Speed Rail Facilities Inc., High Speed Rail Facilities Provider Inc., Global Infrastructure Finance & Development Authority, Inc. and Alabama Toll Facilities Inc., all four are nonprofit entities referred to as the "Cartel" who could issue bonds on behalf of government, civilian and commercial end user projects directly or on behalf of the affiliate entities listed below. **The material aspects of the "Master Agreement For Construction" are as follows:**

1. AMERI as the agent and representative of CARTEL shall perform all required tasks and actions to develop and construct the Project as agent and representative of CARTEL without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities. The specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by AMERI, subject to approval by CARTEL, and as necessary offered for review and approval by appropriate governmental and regulatory agencies.

2. AMERI shall assure that the Project is constructed according to specifications and requirements imposed by the Federal Railroad Administration (FRA). The work done by AMERI through itself, its contractors, subcontractors, agents, employees and affiliated organizations, shall be subject to inspections as mandated by law to demonstrate compliance with all applicable standards. AMERI shall be responsible for coordinating all construction of the Project including construction work performed by subcontractors and others. AMERI shall supervise all phases of the construction of the Project, and it shall be responsible to CARTEL for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. AMERI shall contract with all subordinate parties in its own name and behalf and not in the name of or on behalf of CARTEL unless later agreed upon by the parties. AMERI shall provide to CARTEL, on an on-going basis, a list of all subcontractors and others engaged by AMERI for work on the project, together with correct and complete copies of all contracts and agreements with such parties.

3. The engagement of any subcontractor or subordinate parties for work on the project shall not excuse AMERI from complying in all respects with this contract. AMERI shall have full responsibility for every portion of the construction of the Project furnished or performed by any subcontractor or subordinate party and every act or omission (whether willful, negligent or otherwise) of AMERI's employees, subcontractors and their employees, and all other parties engaged for work upon the Project. All construction, acts and omissions of any party participating in the construction of the Project shall be deemed those of AMERI for the purposes of this agreement. AMERI shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner and in accordance with the highest standards of care for the industry. AMERI shall take all reasonable precautions to prevent injury, damages or loss to persons or property throughout the Project, including especially issues of environmental protection.

4. The term of this Agreement shall continue until the completion of the Project and thereafter unless and until terminated by mutual agreement of CARTEL and AMERI and it may continue into if not so terminated.

5. The parties agree that the face amount of the contract between them for CARTEL to complete the Projects shall be determined by the face amount of each Master Trust Indenture less unrelated construction and

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land cost at cost plus forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation regardless of the cost to AMERI to perform the required services hereunder.

In no event will the profits to AMERI from the projects be less then forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation. Construction contract is based upon 97% of the face amount of each Master Trust Indenture over the course of the construction period. Amounts payable by CARTEL shall be due fifteen (15) days from the date of the submission of invoices from AMERI to CARTEL, time being of the essence. For any payments received after the fifteenth (15th) day, a late fee of five percent (5%) of the unpaid amount if paid within ten (10) days thereafter; and any amounts paid after said ten-day period shall accrue late fees at the rate of eighteen percent (18%) per annum plus a collection fee of three percent (3%) and attorney's fees of five percent (5%) of the unpaid balance. A deposit of Ten Dollars ($10.00) shall be paid by CARTEL to AMERI upon the execution of this agreement; with a subsequent payment of three percent (3%) of the face amount of the contract upon the bond funding for the initial phase of the project; and a subsequent payment of an additional two percent (2%) of the face amount of the contract upon mobilization of the project. These percentages shall apply to the first phase and to all subsequent phases of the project.

6. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof. Likewise, no partnership or other business relationship shall be created between CARTEL, AMERI and any subcontractors or subordinate parties contracted to work on the Project.

7. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of CARTEL be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI to CARTEL as the parties may agree from time to time. Detailed and complete records of all aspects of the Project shall be kept by CARTEL and AMERI for their use and for inspection by any third parties, agencies, regulators or others authorized by law or agreement to access them.

8. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the State of Delaware, the Commonwealth of Pennsylvania, or elsewhere. However, as stated below, Pennsylvania law shall govern this agreement.

9. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deems necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

10. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as CARTEL TRUST shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as Sponsor for the CARTEL Direct Offering and Bond Issuer.

Master Agreement For Construction with Related Entities

The Company is in a contractual **"Master Agreement For Construction"**, agreement with Affiliated Entities, referred to as the "Cartel" in the agreement, who have the ability to approach the four nonprofit entities to fund government, civilian and commercial projects on behalf of the end user. **The material aspects of those agreements are as follows:**

1. AMERI as the agent and representative of CARTEL shall perform all required tasks and actions to develop and construct the Project as agent and representative of CARTEL without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities. The specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by AMERI, subject to approval by CARTEL, and as necessary offered for review and approval by appropriate governmental and regulatory agencies.

2. AMERI shall assure that the Project is constructed according to specifications and requirements imposed by the Federal Railroad Administration (FRA). The work done by AMERI through itself, its contractors, subcontractors, agents, employees and affiliated organizations, shall be subject to inspections as mandated by law to demonstrate compliance with all applicable standards. AMERI shall be responsible for coordinating all construction of the Project including construction work performed by subcontractors and others. AMERI shall supervise all phases of the construction of the Project, and it shall be responsible to CARTEL for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. AMERI shall contract with all subordinate parties in its own name and behalf and not in the name of or on behalf of CARTEL unless later agreed upon by the parties. AMERI shall provide to CARTEL, on an on-going basis, a list of all subcontractors and others engaged by AMERI for work on the project, together with correct and complete copies of all contracts and agreements with such parties.

3. The engagement of any subcontractor or subordinate parties for work on the project shall not excuse AMERI from complying in all respects with this contract. AMERI shall have full responsibility for every portion of the construction of the Project furnished or performed by any subcontractor or subordinate party and every act or omission (whether willful, negligent or otherwise) of AMERI's employees, subcontractors and their employees, and all other parties engaged for work upon the Project. All construction, acts and omissions of any party participating in the construction of the Project shall be deemed those of AMERI for the purposes of this agreement. AMERI shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner and in accordance with the highest standards of care for the industry. AMERI shall take all reasonable precautions to prevent injury, damages or loss to persons or property throughout the Project, including especially issues of environmental protection.

4. The term of this Agreement shall continue until the completion of the Project and thereafter unless and until terminated by mutual agreement of CARTEL and AMERI and it may continue into if not so terminated.

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5. The parties agree that the face amount of the contract between them for CARTEL to complete the Projects shall be determined by the face amount of each Master Trust Indenture less unrelated construction and land cost at cost plus forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation regardless of the cost to AMERI to perform the required services hereunder.

    In no event, will the profits to AMERI. from the projects, shall be less then forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation. Construction contract is based upon 97% of the face amount of each Master Trust Indenture over the course of the construction period. Amounts payable by CARTEL shall be due fifteen (15) days from the date of the submission of invoices from AMERI to CARTEL, time being of the essence. For any payments received after the fifteenth (15th) day, a late fee of five percent (5%) of the unpaid amount if paid within ten (10) days thereafter; and any amounts paid after said ten-day period shall accrue late fees at the rate of eighteen percent (18%) per annum plus a collection fee of three percent (3%) and attorney's fees of five percent (5%) of the unpaid balance. A deposit of Ten Dollars ($10.00) shall be paid by CARTEL to AMERI upon the execution of this agreement; with a subsequent payment of three percent (3%) of the face amount of the contract upon the bond funding for the initial phase of the project; and a subsequent payment of an additional two percent (2%) of the face amount of the contract upon mobilization of the project. These percentages shall apply to the first phase and to all subsequent phases of the project.

6. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof. Likewise, no partnership or other business relationship shall be created between CARTEL, AMERI and any subcontractors or subordinate parties contracted to work on the Project.

7. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of CARTEL be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI to CARTEL as the parties may agree from time to time. Detailed and complete records of all aspects of the Project shall be kept by CARTEL and

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AMERI for their use and for inspection by any third parties, agencies, regulators or others authorized by law or agreement to access them.

8. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the State of Delaware, the Commonwealth of Pennsylvania, or elsewhere. However, as stated below, Pennsylvania law shall govern this agreement.

9. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deems necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

10. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as CARTEL TRUST shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as Sponsor for the CARTEL Direct Offering and Bond Issuer.

The Company will provide consulting services for fee according to contractual agreements between all four nonprofit entities and affiliate entities listed below. The contractual agreements and material aspects of the agreements are presented below:

The Company is in contractual, **"Consulting Agreement"**, agreements with High Speed Rail Facilities Inc., High Speed Rail Facilities Provider Inc., Global Infrastructure Finance & Development Authority, Inc. and Alabama Toll Facilities Inc., all four are nonprofit entities who have the ability to fund government, civilian and commercial end user projects directly or on behalf of the affiliate entities listed below. **The material aspects of the "Consulting Agreement" are as follows:**

1. HSRF hereby appoints AMERI as its agent and representative to perform all required tasks and actions to develop and construct the Project as agent and representative of HSRF without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable

to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities.

2. AMERI hereby accepts such appointment and agrees to perform as agent and representative of HSRF as specified.

3. The term of this Agreement shall continue until the completion of the Project and thereafter until terminated by mutual agreement of HSRF and AMERI, and it may continue into if not so terminated.

4. AMERI shall be compensated for arranging financing and developing the sponsorship mechanism for the Project by a specific fee equal to one and one half percent (1.5%) of the face amount of the master indenture. Additionally, services other than arranging financing that are performed by AMERI for HSRF financing shall be compensated in accordance with separate agreements addressing other aspects of the Project. In addition to the payment of fees for its services AMERI shall be entitled to prompt reimbursement of all costs and expenses advanced or incurred by it in furtherance of its duties hereunder. All fee are deemed earned upon delivering of bond indenture document, HSRF shall is responsible for additional financing fees to direct or indirect financiers, mortgage banker or financing facilitator.

5. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof.

6. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of HSRF be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI METRO to HSRF as the parties may agree from time to time.

7. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the UNITED KINGDOM, the Commonwealth of Pennsylvania, or elsewhere.

8. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deem necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

9. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMERI METRO shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as Sponsor for the HSRF Direct offering and Bond Issuer, stock offering.

10. AMERI shall maintain current and complete records of all aspects of its performance on behalf of HSRF and in furtherance of the Project, with such records being available to HSRF and to other parties as legally required. Such records shall be examined and audited by independent auditors and accountants selected by AMERI, with such statements of account being rendered as required by good accounting practices.

11. AMERI shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, AMERI may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

12. AMERI shall maintain during and after the completion of the Project all records of the Project, and they shall be available for inspection as required by law and the agreement of the parties.

Additionally, the agreements between the other related and non-related non-profits are the same.

The Company has been in joint meetings with related entities and private, public municipalities and regional governmental agency end users concerning current potential projects that have had studies completed in differing stages. The Company and related entities met with and made presentations to these parties. The scope of work associated with current potential projects consist of development relating to sea ports, airports, rail corridors, toll roads, inland ports, intermodal facilities, sewer, water and power grids, all being anticipated to be revenue producing projects. However for the Company to proceed on any of these current potential projects, a substantial amount of capital must be raised through officiating bond funding through one or more of the related and non-related non-profits. The following is a result of meetings and negotiations over the last 6 years, bringing the Company to the stage of raising capital to operate and fulfill its business objectives. The result of our activities over the years are the current potential projects listed below.

Brief Descriptions of Current Potential Projects

Current Potential Project (according to priority)

Throughout all Current Potential Projects, when we refer to one or more of the largest construction firms in the United States we are identifying construction management firms such as one of the largest firms in the country with 87,000 employees, seventeen billion in generated revenue for 2016 and 30 plus years of experience providing all of the services each of our current potential projects would require. **For clarity and disclosure the Company has not engaged any firm at this time,** but it is our business model to do so upon completed studies prior to bond offering. The Company's current executive team along with consulting firms such as TEMS and fee based legal teams we have identified, working together with financial market underwriters who have the experience to bring the potential project to a point of starting through bond offering, is reason for the Company to call these "Current Potential Projects" There are a number of large construction management, engineering, architectural firms that we will engage to commence project build out. **We will rely heavily on firms to perform, while we stay within our Master Construction and Master Consulting role. The Company is making no guarantee construction firms or construction management firms will contract with the Company, but it is our business model to utilize the well-established firms within the country to fulfill our business plan.**

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The Company has a Six Stage Process for potential future project opportunities:

1. Management's Decision to take on a project.

2. Enter into Letters of Intent, Agreements, Construction Contracts.

3. Obtain State(s) sponsorship of the project through legislative actions (where applicable).

4. Engineering and Design Studies, Architectural Design, Feasibility Studies.

5. Raise Capital through Bond Financing and/or Company stock offerings or other borrowings.

6. Management of the physical construction as a general contractor.

Current Potential Project 1

Port Trajan – Is directly affected by Alabama Toll Facilities, Inc. "ATFI", which is responsible for building a new toll road. ATFI is a non-related, non-profit company with a project supported by the State of Alabama legislation and signed by Governor Bob Riley, according to House Joint Resolutions, H.J.R 459 and H.J.R. 456. The Company will be responsible for building the 357 mile toll road. Port Trajan is complimented by the ATFI roadway, and are mutually dependent of one another. The new Alabama Toll Road, when built, will provide a faster way to reach Interstate 81 in Knoxville, Tennessee. It will eventually connect to Port Trajan in Pennsylvania, which travels north to the state of Maine.

As cargo ships increase in size and the need for deeper water at US ports on the east coast increase (substantiated by TEMS studies) the Company's projects, Port De Claudius, Inc. (PDC) (current potential project #6) and Port Ostia (current potential project #7), support the movement of cargo from the Alabama coast line by utilizing the ATFI roadway to the north east distribution center of Port Trajan.

The Company will build Port Trajan immediately upon bond financing because the land under agreement is connected to the existing Norfolk and Southern intermodal port, which is presently receiving cargo containers by rail. Also, the intermodal port is located in south central Pennsylvania, connecting a population of 50 million people. The Company will generate immediate revenue from the Port Trajan build out, and permits are ready to be issued for 4.2 million square feet of warehousing. These are the reasons Port Trajan will be the first project in our current project list. The feasibility and economic impact studies will be performed by TEMS. The state will sponsor the bonds, GIF&DA will officiate the bond offering, the Company will act as the consultant to bring the entire project to a starting point, and the large construction management firm will perform all management and construction related steps.

On January 9, 2013, the Company signed a letter of intent with Jewel Real Estate 10-86 Master LLLP, a related party to purchase land to develop for future sale.

On January 13, 2013, the Company entered into a letter of intent with Port De Claudius, Inc., a related party trading as Port Trajan. The Company is contracted to provide services for the build out of the Port Trajan's five terminals, along with the sale of real property together with development rights for a fee.

The Company was unable to meet the deposit requirements of the Jewel Real Estate 10-86 Master LLLP related party contract, and so in November 2013 the deposit requirements were amended to require a cash deposit of $1,000 to hold the purchase option open for the Company until a bond offering is acquired. Future plans are to issue in excess of 10,000,000 shares of common stock to aid funding the land purchase. As of January 31, 2016, the $1,000 deposit requirement outlined above, has been deposited on this contract.

On August 8, 2016, the Company entered into a material definitive agreement for construction ("Construction Agreement") with Port De Claudius, Inc. ("PDC"). Pursuant to the Construction Agreement, the Company shall engage one or more firm to perform all tasks and actions required to develop and construct the Port Trajan Pennsylvania commercial properties (the "Project"). Furthermore, to secure the first and future phases of the financing applicable to the design, planning, engineering, and related soft and hard costs of the construction of the Project. Pursuant to the Construction Agreement, the specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by the Company, subject to approval by PDC. The Company shall assure that the Project is constructed according to specifications and requirements imposed by the Pennsylvania Department of Transportation (PADOT) and the Federal Highway Administration. The Company shall supervise all phases of the construction of the Project, and it shall be responsible to the PDC for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. The Company shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner, and in accordance with the highest standards of care for the industry.

On September 11, 2016, the Company consolidated all memorandums of understanding, letters of intent, and agreements into one agreement called the "sales agreement". As a result of the September 11, 2016 consolidation, an agreement for the assignment of assets took place.

For Phase One (the "Sale Agreement") with Jewel's Real Estate 10-86 Master LLLP (the "Seller"), Global Infrastructure Finance & Development Authority, Inc., division of Hi Speed Rail Facilities Inc. (the "Financier"), PDC, and HSRF Statutory Trust as Trustee (the "Trustee"), as dictated by the Construction Agreement, the Sale Agreement that was thereafter amended on September 13, 2016, an amendment was signed for the closing date of the transaction to October 14, 2016. Pursuant to the "Sale Agreement", Jewel's Real Estate 10-86 Master LLLP (the "Seller/Assignor") to the Company (Assignee) assigned together all rights, title and interest in and to any contractual agreements to Port De Claudius, Inc. (PDC) on completion of Phase One.

The Project consists of two phases, Phase One consists of land purchase and onsite /offsite improvement. A dry closing with no funds being disbursed was originally scheduled for September 21, 2016. The dry closing was later changed by amendment to October 14, 2016, and the closing took place on that date. Phase Two is to take place on or before December 1, 2018 and consists of vertical construction of buildings and apparatuses.

The estimated cost for both Phases is Two Billion Dollars ($2,000,000,000) at cost plus forty percent (40%), and plus two percent (2%) for the increase in inflation regardless of the cost to the Company to perform the required services. In no event will the profit to the Company from the amount paid by PDC be less than Eight Hundred Million Dollars ($800,000,000). A mobilization fee of $2,729,514 shall be due and payable by PDC to the Company upon the closing of Bond offering for Phase One. The cost of Phase One is $950,000,000 and the net Phase One revenue to the Company shall be $66,719,514. We are identifying Port Trajan as the priority project that will provide the capital to begin investment grade studies for other current potential projects. Economic and environmental studies performed by TEMS will be paid for by profits of the Company from Port Trajan. These funded studies will then lead to officiating a bond offering through one of the related non-profits on behalf of one of the related entities in the Company's role as consultant, awarding the work to a one or more of the largest construction and construction management firms. There are currently no contractual agreements with any of these firms. However, agreements could be put in depending upon the firm's years of experience, work force, and proven processes and systems. It is our opinion that large construction and construction management firms will welcome the opportunity to be awarded these projects.

The changing character of marine transportation means that with the opening of the Panama Canal, only three ports on the East Coast will be able to receive Class C, D, and E container vessels that require 50 feet of water.

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Baltimore is one of the three East Coast Ports that can accommodate such ships, and therefore has strong potential for developing a Trade and Transportation corridor that can provide inland distribution of containers(according to TEMS completed studies). A key part of the development of the Baltimore Trade and Transportation Corridor is the Port Trajan Project, which will be an important Inland Port for the Port of Baltimore.

Port Trajan Project

The Port Trajan project is a transportation project located in the Antrim Township, Greencastle, Pennsylvania on the Interstate 81 corridor and the railroad. The railroad, or "Crescent Corridor", is an existing 2,500 mile network of rail and terminals. An intermodal facility is an existing active rail-truck facility in this corridor and the State of Pennsylvania that provided forty six million dollars of the one hundred million dollars that developed this facility. This intermodal facility is an existing facility, and Port Trajan will be enhancing this shipping corridor by fulfilling its development objective. Port De Claudius, Inc. intends to develop 2,700 acres of land next to this corridor, which has been designated the "Port Trajan Project". Port De Claudius, Inc. an affiliate entity, anticipates that it will construct a distribution center consisting of 5 terminals, and a rail line between the main rail tracks to the highway for the transition of shipping containers from the rail line to waiting trucks. The distribution center will provide the facility for repackaging the shipments, to be transported to the final destination by truck, by constructing over time, up to thirty million square feet of warehouse space on 2,700 acres. The 2,700 acres is part of the January 9, 2013 letter of intent with Jewel Real Estate 10-86 Master LLLP a related party. The permitting for 4.2 million square feet of warehousing to be built on part of the 2,700 acres is ready to be issued.

Port De Claudius, Inc. anticipates that such project will be completed in phases, the first of which is the purchase of an initial 345 acres at $350,000 per acre. The purchase price will include all on-site horizontal improvements, off-site improvements will be acquired at an additional $20,000,000. The land is currently owned by a related company and Port De Claudius, Inc. and has entered into a letter of intent for its purchase with the Company.

Port De Claudius, Inc. trading as Port Trajan has engaged with Inchcape Shipping Services (ISS) to manage and act as port agent at Port Trajan. Inchcape Shipping Services (ISS) is a global operation that directs traffic from sea and air cargo to and from the ports. They have been in business since 1875.

As part of the development of the Port of Baltimore Trade and Transportation Corridor, the development of inland ports such as Port Trajan is critical. However, since the Harrisburg-Hagerstown corridor is already a major logistics center for the Northeast USA, the development of Port Trajan can begin immediately and even before the Baltimore Trade and Transport Corridor is developed.

A Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc., with the cooperation of HSRF Statutory Trust, as trustee relating to Port De Claudius, Inc., trading as Port Trajan of Pa., can offer to raise $8,000,000,000 billion of revenue bonds. The Company plans to act as Consultant awarding the general contractor scope of work to an existing, well established firm as the horizontal and vertical site improvements general contractor for Port De Claudius, Inc.

The Company intends to assist to begin bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete within the ninety day period, an investment grade study that will make it possible through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, Port De Claudius Inc. and Port of Ostia, Inc. are related entities for this project.

The Company will engage contractors by paying the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue to sustain its continued growth and ability to get other projects started by using its revenue as initial capital investment while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows: Construction Management fees, Consulting Fees, and twenty five percent profit sharing from each of the related entities who are responsible for contracting by agreement. The Company will oversee the well-established firm awarded the contract while they perform all scopes of work on the related entity(s) behalf for each project they secure.

The Company is not in the real estate development business, it is a Super General Contractor and consultant to related and non-related parties for a fee, and partner with each related entity receiving twenty five percent profit sharing per project. In this project the Company will work for Port De Claudius, Inc., an affiliate entity, and engage some or all of the other affiliate entities to act as project overseers /managers for the project, putting out for bids and awarding local, well-established national and international firms to perform each specific scope of work on the project, ensuring it is completed on time and within budget. This also includes all of the following current potential projects.

Current Potential Project 2

Alabama Toll Road-Mobile Trade and Transportation Corridor (ATFI Alabama Toll Road Facility Inc.)

The Company's current project "Port Trajan" is directly connected to our current Alabama port project "Port De Claudius, Inc." through the Alabama Toll Road Inc. (ATFI) project, connecting to Interstate 81 in Knoxville Tennessee Interstate 81is a major shipping corridor from Tennessee to Maine, and South Central Pennsylvania (location of Port Trajan) is now operating as one of the distribution locations for the northeast. The port of Mobile and Baltimore with 50 foot water depths stand to be the ports used in making cargo movement to the northeast corridor more efficient as the size of cargo ships continue to increase. These ports have the ability to be deepened and the cost to do so will be offset by the economic impact they create, according to studies performed by TEMS.

As its first step, Alabama Toll Facilities, Inc. (ATFI) was created and obtained status as a nonprofit corporation pursuant to Section 501(c)(3) of the Internal Revenue Code. As a nonprofit corporation, ATFI is allowed to officiate bond offerings in order to finance the cost of acquisition and construction and equipping of the toll road project, Alabama Toll Road.

In 2007, the toll road project was presented to the Alabama legislature which on June 7, 2007, adopted Act no. 2007-506 entitled "Expressing Support for the Alabama Toll Road Project". This Act stated that it recognized the need to utilize other financial resources to meet the needs of that highway and other infrastructure items such as that offered by ATFI. The Act urged approval of the bonds offered by ATFI as special revenue bonds with the project eventually vesting to the state upon retirement of the bonds. The Act further supports designating ATFI as the exclusive entity for creation and development of the toll road project. ATFI has full approval by the state of Alabama to officiate the bond offering.

As a second step, on September 23, 2009, Penndel Land Company ("Penndel"), a company wholly owned by Mr. Shah Mathias, entered into an agreement with ATFI by which Penndel was appointed as the agent and representative of ATFI to perform all required tasks and actions to develop and construct the toll road. This agreement was established prior to the formation of the Company.

Thirdly, on December 1, 2010, the Company formed a wholly-owned subsidiary, Global Transportation & Infrastructure, Inc. ("GTI") in the state of Delaware to provide development and construction services for the Alabama highway project and to include securing financing for the design, planning, engineering and related costs of construction.

In December 2010, Penndel assigned its agreements with ATFI to GTI. As such the Company, through its subsidiary, GTI, has the development rights for such toll road. Under the terms of the agreement, GTI will provide development and construction services. GTI will also act as an agent and representative of ATFI who is sponsored by the state of Alabama according to House Joint Resolutions, H.J.R 459 and H.J.R. 456, to take actions necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of a toll road in the state of Alabama and related activities.

In 2010, the Company was developing this project at the time of the merger with Yellowwood. The planned toll road is designated as a 357 mile 4-lane road designed to be built from Orange Beach, Alabama to the Tennessee state line with the intent of connecting various rural sections of Alabama to Tennessee and more urban areas.

Alabama Indenture Agreement- On December 1, 2010, ATFI nonprofit entered into a Master Trust Indenture agreement with as HSRF Statutory trust as a Trustee, which has agreed to serve as the trustee for the bond offering of up to $7,000,000,000 of ATFI Revenue Bonds once it determines to effect such an offering. The Alabama Indenture indicates that the developer for the project will be GTI. In April 2012 the Alabama Indenture was amended to reflect a Master Indenture of $20,000,000,000. The Master Agreement provides the basic terms and conditions of any bond issuance such as use of an escrow agent, rights of bond holders, sale of bonds, etc.

The Company acquired from Penndel Land Company (majority owned by Mr. Mathias) the contract rights to a construction agreement with ATFI, a non-profit company supported by the State of Alabama to act as the exclusive entity as set forth in H.J.R 459 and H.J.R. 456, as project developer for such a toll road and on which Mr. Mathias served as one of its four directors. Mr. Shah Mathias (the Founder, Head of Mergers and Acquisitions and Business Development, and non-board member of the Company) was one of the directors of ATFI and has subsequently resigned from his position.

When the Company secures financing, ATFI will effect a bond offering to purchase the land on which the toll road is to be located. The Company has envisioned long-range ideas and plans to develop currently undeveloped areas through which the planned Alabama Toll Road will traverse. These plans through its affiliates, include the development of an airport called Sarah Jewel Mathias International Airport (KSJM), sea shipping port called Port De Claudius, Inc., air cargo port called Port of Ostia and a high-speed rail line.

The Company will build seventeen hundred miles of railroad tracks in parallel with ATFI. The Company has plans, through its affiliates, to build four tracks north and south bound, two tracks for passenger services and two tracks for freight. Volkmann Railroad Builders has been engaged by the Company to construct and built the railroad. Volkmann is a thirty five year old company that has built railroads for NASA, the mining industry, oil and gas exploration and freight carriers.

In support of H.J.R. 459 and H.J.R.456 the following ancillary projects are being planned by the Company.

1. Design built inland port called Port De Claudius, Inc.;
2. Design built airport called Sarah Jewel Mathias International Airport (KSJM);
3. Design built air cargo port called Port of Ostia;
4. Design built railroad and train stations;
5. Design built Fiber Optic Lines;
6. Design built All Utilities underground or overhead;
7. Design built Power Grids;
8. Design built Cell Phone Towers;
9. Design built Motels, Travel Plazas, Fast Food Establishments;
10. Design built Outdoor Advertisements, Signage;
11. Design built Natural Gas Pipelines & Distillate Pipelines;

A recent preliminary analysis by TEMS suggested that the toll road would become part of a Mobile Trade and Transportation Corridor because of the opening of the Panama Canal, and because Mobile is one of the only two Gulf Ports that can facilitate the large container vessels that need 50 feet of water. As a result, an evaluation should be made of extending the corridor north along the west side of the Appalachian Mountains, (potential project-Appalachian Regional Commission) a region that is today served by West Coast Ports. To assist the Company in completing an investment grade study for the corridor, the following research/review team has been assembled to assess the analysis by Transportation Economics & Management Systems, Inc. (TEMS).

Mobile Intermodal Corridor, Research Review Team

Team Member Affiliation

- Dr. Mark Burton, PhD University of Tennessee
- Dr. David Clarke, PhD University of Tennessee
- Mr. Rick Tucker Port of Huntsville, AL
- Mr. Jimmy Lyons Port of Mobile, AL
- Dr. Craig Phillip, PhD Vanderbilt University
- Dr. Ted Grossardt PhD University of Kentucky
- Mr. Kent Sowards Marshall University
- Dr. Mike Hicks, PhD Ball State University
- Mr. Scott Hercik Appalachian Regional Commission

The purpose of this investment grade study by TEMS is to evaluate the potential for developing the Mobile Trade and Transport Corridor, as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between the Appalachians in the east, and the Mississippi in the west, and stretching as far north as the markets of mid-America including Ohio, Indiana, and Illinois. The area is largely served today by West Coast Ports that rely on relatively expensive rail and truck shipments to these inland markets, but are low cost due to the large ships that can access West Coast Ports. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving these markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coasts with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile.

Potential Port of Mobile Hinterland with Post-Panamax Max Ships



Potential Port of Mobile Hinterland with Post-Panamax Max Ships

Ports
Freeport
LA/LB
Mobile
New York
Norfolk
Savannah
Seattle
cntry08

Mobile Trade & Transport Corridor: Population and Required Linkage

Mobile Trade & Transport Corridor:
Population and Required Linkage



In carrying out its initial review, TEMS has already shown there is a prima facia case for the investment. However, the review was based on an analysis using existing data and models including the Panama Canal Route Choice model and the National Ports model. Both models need updating to 2015 to reflect the post 2008 recession economy and the latest changes in the development of the Panama Canal, US Ports, and marine economics.

In addition, the preliminary study made a number of assumptions about the institutional structures that would be adopted by the Port and Railroads. In the Business Plan phase these assumptions need to be evaluated and as appropriate adjustments made to accommodate the findings of direct discussions with the key stakeholders.

Finally, the upgraded market analysis and institutional assumptions will be used to develop a more detailed implementation plan, financial and funding plan, and economic cost benefit and impact plan. The financial and funding plan will develop the cash flows for the project, and the timing and sources of funds needed to complete the project. The economic analysis will show the benefits to the communities in the Trade and Transport Corridor. The analysis will produce both the Cost Benefit Analysis required by USDOT, as well as the economic impact for the region associated with job creation, increased income, property development, and tax base enhancement. This can be used to develop community outreach in communities along the Alabama Toll Road corridor and at local and state level, to explain the costs and benefits of developing the corridor.

For this Feasibility Study, TEMS will refine the more aggregate level of analysis that was used for the preliminary study. This will include updating the trade and traffic data that derives the forecasts, working to resolve institutional issues and ensuring the practicality of the proposed implementation process.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any related entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify ATFI is a nonprofit non-related party to the Company and Global Transportation Inc. is a wholly owned subsidiary of the Company.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue, to sustain its continued growth and ability to get other projects such as ATFI started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows, Construction Management fees, Consulting fees and twenty five percent profit sharing from each of the related entities who are responsible for contracting by agreement with the Company to do the work on the related entity(s) behalf per projects they secure.

Current Potential Project 3

Appalachian Regional Commission (ARC) -The Company along with TEMS acting as consultant for the Company have had discussions with ARC to help them over the next five years, advance current and emerging opportunities and to continue to close the gap between Appalachian communities and the nation on key socioeconomic indicators. ARC's mission is to innovate, partner, and invest to build community capacity and strengthen economic growth in Appalachia.

The Appalachian Regional Commission (ARC) is a regional economic development agency that represents a partnership of federal, state, and local government. Established by an act of Congress in 1965, ARC is composed of the governors of the thirteen Appalachian states and a federal co-chair, who is appointed by the President of the United States of America. Local participation is provided through multi-county local development districts. ARC invests in activities that address the five goals identified in the Commission's strategic plan:

Goal 1: Economic Opportunities

Invest in entrepreneurial and business development strategies that strengthen Appalachia's economy.

Goal 2: Ready Workforce

Increase the education, knowledge, skills, and health of residents to work and succeed in Appalachia.

Goal 3: Critical Infrastructure

Invest in critical infrastructure—especially broadband; transportation, including the Appalachian Development Highway System; and water/wastewater systems.

Goal 4: Natural and Cultural Assets

Strengthen Appalachia's community and economic development potential by leveraging the Region's natural and cultural heritage assets.

Goal 5: Leadership and Community Capacity

Build the capacity and skills of current and next-generation leaders and organizations to innovate, collaborate, and advance community and economic development.

Each year ARC provides funding for several hundred investments in the Appalachian Region, in areas such as business development, education and job training, telecommunications, infrastructure, community development, housing, and transportation. The Company has engaged in discussion with ARC to provide $34,000,000,000 in funding through Master Bond Indentures to fund these projects that create thousands of new jobs; improve local water and sewer systems; increase school readiness; expand access to health care; assist local communities with strategic planning; and provide technical and managerial assistance to emerging businesses.

ARC investments in infrastructure have helped reduce the Region's isolation, spur economic activity, and improve public health and safety. In order to compete in the global economy, Appalachia must continue to develop and improve the infrastructure necessary for economic development, including broadband and telecommunications; basic infrastructure, such as water and wastewater systems; diversified energy; housing; and transportation, including the Appalachian Development Highway System (ADHS). ARC will also support investments in multi-modal transportation systems that strengthen connections to regional, national, and global markets.

ARC infrastructure investments will address local community needs as well as strategic, innovative approaches to economic development. ARC will provide leadership in helping communities develop long-term plans for effective development and deployment of the infrastructure needed to support economic competitiveness and quality of life. To create the greatest impact, ARC will leverage resources and bring together **government agencies** and the **private sector** to build the critical infrastructure needed to strengthen the Region's economy, complete the Appalachian Development Highway System and construct local access roads to strengthen links between transportation networks and economic development.

Most recently a preliminary analysis by TEMS, of the Appalachian Development Highway System corridor suggested that because of the opening of the Panama Canal and because Mobile is one of the only two Gulf Ports that can facilitate the large container vessels that need 50 feet of water, the ATFI toll road would become part of a Mobile Trade and Transportation Corridor (Port Trajan) connecting to the Appalachian Development Highway System corridor. As a result, an evaluation should be made of extending the corridor north along the west side of the Appalachian Mountains, a region that is today served by West Coast Ports.

Investment in the Appalachian Development Highway System has significantly reduced the Region's isolation and opened up opportunities for economic growth. ARC will complete the remaining portions and constructing local access roads will further connect the region to strategic regional, national, and global economic opportunities. ARC will invest in **intermodal transportation** planning and infrastructure that builds on the ADHS and maximizes the region's access to domestic and international markets. In order to compete in a global economy, Appalachia must have reliable access to domestic and international markets. Connecting the ADHS to rail, waterway, and aviation routes can help link Appalachian businesses to regional, national, and international markets.

The Company in meeting with the ARC board has made available to them through Global Infrastructure Finance & Development Authority, Inc., $34,000,000,000 in funding to assist in meeting ARC strategic planning goals above.

A Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc. with cooperation of High Speed Rail Facility Inc. (HSRF) statutory trust, as trustee relating to any project forth coming out of the thirteen state region, through revenue bonds can offer to raise $34,000,000,000 to ARC and the related states, through HSR Freight Line Inc. and HSR Passenger Services Inc., related entities, for the Appalachian Regional Commission corridor projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for any project ARC would like to undertake. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Freight Line Inc. and HSR Passenger Services Inc. are the related entities & Global Infrastructure Finance & Development Authority, Inc. a non-profit related to the Company.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue, to sustain its continued growth and ability to get other potential projects started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows: Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

Current Potential Project 4

Atlanta-Louisville-Birmingham-Jacksonville – The Company has received support for expansion of high speed rail, through House Resolution 948 of the Georgia House of Representatives, stating that nineteen members of this body express their support of high speed trains and encourage the creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties. The resolution specifically names the related party High Speed Rail Facilities, Inc. as the developer of high speed rail.

House Resolution 948 By: Representatives Waites of the 60th, Roberts of the 155th, Alexander of the 66th, Bruce of the 61st, and Yates of the 73rd

A RESOLUTION

*Encouraging the creation of a high speed rail transit authority to operate in Fulton, Carroll, and Douglas counties; and for other purposes. WHEREAS, high speed trains are more energy efficient than cars and planes, decrease our dependence on foreign oil, and reduce air pollution that causes global warming and harms public health; and WHEREAS, at distances of less than 400 miles, high speed trains can deliver passengers downtown-to-downtown almost as fast as airplanes at a fraction of the cost, and can do so in virtually all weather; and WHEREAS, with wide seats, fax machines, places to plug in a laptop computer, and food service, high speed trains provide a convenient, productive alternative to cars and airplanes; and WHEREAS, a high speed rail network would pull together regional economies and promote intraregional business growth; and WHEREAS, **Hi Speed Rail**

Facilities, Inc., is looking to expand the use of high speed trains to Fulton, Carroll, and Douglas counties with the intention of expanding service throughout Georgia and into Alabama; and WHEREAS, the creation of a high speed rail transit authority is necessary for the success of a high speed rail system in Georgia. NOW, THEREFORE, BE IT RESOLVED BY THE HOUSE OF REPRESENTATIVES that the members of this body express their support of high speed trains and encourage the creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties. 15 LC 39 1039 H. R. 948 – 2

BE IT FURTHER RESOLVED that the Clerk of the House of Representatives is authorized and directed to make appropriate copies of this resolution available for distribution to members of the public and the press.

The travel time is estimated at four to five hours between Atlanta and Dallas, which would have the train average at least 163 miles per hour. It would travel between Atlanta and Birmingham in about 90 minutes. That type of connectivity between Atlanta and Birmingham could have game-changing effects on several industries. It would be possible to live in Alabama and enjoy its lower property values and cost of living while working in Atlanta with its higher salaries.

The Company through its consultant TEMS has estimated the cost of the project at $3,000,000,000 on behalf of Hi Speed Rail Facilities, Inc. a non-profit entity related to the Company. Hi Speed Rail Facilities, Inc. has the legal right to develop this corridor as a high speed rail connection between the cities. The aim would be to provide high speed frequent rail service that would provide improved mobility for people and cargo and at the same time provide an operating profit. The project would be developed as either a freestanding enterprise or a public–private partnership (PPP) with an array of public and private support for the project.

Feasibility studies completed by TEMS for the corridor are noted below:

Georgia Department of Transportation: High-Speed Rail Planning Services: Atlanta-Louisville-Birmingham-Jacksonville

TEMS provided the Operating Plans and Costs along with the financial and economic analysis for three Georgia corridors, Atlanta-Birmingham, Atlanta-Louisville, and Atlanta-Jacksonville. TEMS supported HNTB Corporation (HNTB) and Parsons Brinckerhoff, a global engineering and professional services organization PB with the development of new alignments for both 110-mph and 220-mph steel wheel technology along with a Maglev corridor for the Birmingham-Louisville corridor. TEMS estimated operating costs considering cost drivers such as train miles, passenger miles, and fixed costs.

Once the ridership, revenue and capital costs were calculated, TEMS provided both the financial and economic analysis for each corridor and technology. TEMS completed a sensitivity analysis using high and low estimates of ridership and capital costs.

SERVICES PROVIDED: Operating Plans, Operating Costs, Financial and Economic Analysis

The purpose of this financial and economic analysis by TEMS is to evaluate the potential for developing the Atlanta-Birmingham, Atlanta-Louisville, and Atlanta-Jacksonville as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between Atlanta and the south eastern sea board markets. The area is largely served today by West Coast Ports that rely on relatively expensive rail and truck shipments to these inland markets, but are low cost due to the large ships that can access West Coast Ports. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving these markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coast with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile. This potential project is supported by other potential projects the Company is currently working on, specifically project no. 5 - Florida-Alabama TPO and project no. 6 - Port De Claudius, Inc. DBA Port Trajan, Atlanta Metro Area and the south east it will also be connected to intermodal ports located outside of Atlanta Georgia serviced by Port De Claudius, Inc. The Company continues to meet with economic development offices in both Morgan and Newton counties of Georgia, being well received, supporting the Company's business model of consulting the related entities and related non-profit entities to pursue additional intermodal port projects similar to Port Trajan in their counties, respectfully.

A Master Trust Indenture through Hi Speed Rail Facilities, Inc. a nonprofit related party with cooperation of HSRF Statutory Trust, as trustee, relating to, High Speed Rail and Ancillary Projects Revenue Bond through revenue bonds can offer to raise $20,000,000,000 through Hi Speed Rail Facilities, Inc. direct issuer of revenue bonds. The Company, as horizontal and vertical site improvement developer for High Speed Rail and Ancillary Projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any affiliate entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, Hi Speed Rail Facilities, Inc. a nonprofit entity related to the Company will work with the state of Georgia on this project.

The Company will engage a large construction firm as mentioned earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees, and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will then realize revenue, to sustain its continued growth and ability to get other potential projects started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier, the sources of realized revenue for the Company are as follows: Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

Current Potential Project 5

Florida-Alabama TPO – FLORIDA DEPARTMENT OF TRANSPORTATION: FLORIDA HIGH-SPEED RAIL AUTHORITY–2002 REPORT TO THE LEGISLATURE, TEMS evaluated the potential for implementing a high-speed rail service to connect St. Petersburg with Orlando. The future extension of the service to Miami (Phase II) was examined at a lesser level of detail. TEMS provided ridership and revenue projections, as well as operating and maintenance estimates for four different technologies and nine route alternatives. TEMS also completed the financial and economic analyses and assessment of the feasibility of the system. TEMS' analysis served as the basis for the evaluation of high-speed rail in Florida by the state legislature and the governor.

SERVICES PROVIDED: Ridership and revenue forecasts, operations planning, financial and economic analysis.

The purpose of financial and economic analyses and assessment of the feasibility of the system by TEMS was also to evaluate the potential for developing distribution delivery systems as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between Mobile and the Florida market markets. With the

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opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving the Florida markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coasts with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile. This project is supported by other potential projects the Company is currently working on, specifically project no. 6 - Port De Claudius, Inc. DBA Port Trajan, the Florida Market place will also be connected to and serviced by Port De Claudius, Inc. The Company continues to meet with economic development offices in both Morgan and Newton counties of Georgia, being well received, supporting the Company's business model as the Company is consulting the related entities and related non-profit entities to pursue additional intermodal port projects similar to Port Trajan in their counties respectfully.

The Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc. a nonprofit related to the Company, with cooperation of HSRF Statutory Trust, as trustee relating to, HSR Passenger Services Inc. an affiliate entity of the Company, relating to projects for Florida-Alabama TPO, through revenue bonds can offer to raise $1,500,000,000 through Global Infrastructure Finance & Development Authority, Inc. direct issuer of revenue bonds. The Company's wholly owned subsidiary, Global Transportation Infrastructure Inc. will act as Master General Contractor as horizontal and vertical site improvements developer for HSR Passenger Services Inc. for Florida-Alabama TPO projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any affiliate entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Passenger Services Inc. a related entity of the Company while Global Infrastructure Finance & Development Authority, Inc. a non-profit entity related to the Company will work with Florida-Alabama TPO on this project.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will then realize revenue to sustain its continued growth and ability to get other potential projects started while always being reimbursed from the bond proceeds that follow. As discussed earlier the sources of realized revenue for the Company are as follows, Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

Current Potential Project 6

PORT DE CLAUDIUS, INC. (GREATER YUMA PORT) AUTHORITY AND TRADE CORRIDOR – has the developmental rights for a new port (Claudius) in Yuma County Arizona to establish a foreign trade zone within Yuma County Arizona, and developing business zones and the trade corridor through the Mexico-Arizona border in coordination with the Federal Authorities and agencies.

The Portus De- Jewel Mexico (current potential project no. 8), will be a new premier gateway for international commerce. It is located approximately 600 miles south of Yuma Arizona Intermodal Port (current project no. 6), along the Mexican coast line. The Portus De- Jewel Mexico port encompasses 176,000 acres of land and water along 26 miles of waterfront. It will feature 40 passenger and 384 cargo terminals, including automobile, breakbulk, container, dry and liquid bulk, multi-use, and warehouse facilities that handle billions of dollars' worth of cargo each year.

The west coast ports today are becoming obsolete as the cargo ships continue to increase in size and hauling capacities. Also the movement of cargo out of the ports have become congested with population growth over the last 100 years. The Company has secured the rights to build through the Mexico-Arizona border, in coordination with Federal Authorities, a rail system to move cargo from Portus De Jewel to Yuma Arizona Intermodal Port project.

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee to Port De Claudius, Inc., a related entity of the Company, can raise $8,000,000,000 through the issuance of revenue bonds. The Company will act as Master General Contractor as horizontal and vertical site improvements developer for the project.

The Company will introduce bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete an investment grade study that for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" as described in the "Business Plan" section is still in full force and effect after assignments of agreements involving related entities, if any.

The capital raised from the offering will be used as the initial capital investment in the Yuma Arizona Intermodal Port project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty-five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects.

Current Potential Project 7

SARAH JEWEL MATHIAS INTERNATIONAL AIRPORT (KSJM) & PORT OF OSTIA - Pursuant to the Master Constructing Agreement with KSJM International Airport, Inc., the Company will build a major new air cargo airport as part of the Mobile Trade and Transportation Corridor thereby increasing the capacity for the Southeast USA. This project will be developed with a major e-trade company like FedEx, Amazon or UPS. The e-trade market is expanding by 12-16 percent per year. It will follow the Alliance freight cargo airport development in Fort Worth, Texas.

The Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia commercial airport will revolutionize logistics in the United States. The existing transportation and distribution infrastructure in the south has been identified as insufficient to meet the anticipated demand over the next several decades according to studies by TEMS. The Company, as consultant to Port De Claudius, Inc., Port Ostia , Inc. and KSJM International Airport,

Inc., , has developed a plan to meet the demands of the future and to combat the existing distribution shortfalls by creating the most efficient multi-modal distribution system the world has ever seen.

The commercial airport will be located in west-central Alabama approximately half way between the Gulf of Mexico and the Tennessee border. High speed rail, freight rail and the Alabama Toll Road ATFI (current potential project no. 2) of the Company, will connect the commercial airport with the port in the south and connect to high density population centers in the north, specifically Port Trajan.

The Company has engaged Armstrong Consulting Inc. for the airport engineering and planning. Armstrong Consulting Inc. is an experienced airport planning and engineer design company. It will engineer and design according to standards from FAA AC150/5300-13 airport design and FAR PART 77.

The Company has engaged Inchcape Shipping Services (ISS) to manage and act as port agent at Port Claudius and Port Of Ostia. Inchscape Shipping Services Inc. has a world of expertise and provides global strategic maritime, cargo and supply chain solutions to ship owners and operators who span all geographies, market segments, vessels and asset types. They perform 65,885 local port calls across 1,533 ports in 112 countries.

The Company has approached a major aircraft manufacturer to help launch air cargo operation at KSJM and Port of Ostia. A major aircraft manufacturer has indicated that the Company should move forward with its business plan.

The airfield component of the commercial airport has been envisioned to accommodate the next generation's mega-sized aircraft. Many airports around the world are finding it difficult to handle the largest aircraft that are currently in service, such as the Airbus A380. Most of the existing airports around the world are constrained by physical barriers that inhibit their ability to expand to accommodate the massive size of the aircraft that operate today. This will not be an issue at KSJM. The airport will have four parallel runways measuring 18,000 feet long and 250 feet wide as well as a crosswind runway measuring 12,000 feet long and 250 feet wide. Design criteria for the taxiway system, aircraft parking areas and the runways have been planned to accommodate new large aircraft of today as well as the next generation aircraft of tomorrow. Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia commercial airport components:

- Four 18,000' x 250' Runways
- 24/7 Air Traffic Tower - No Curfew
- Unrestricted Airspace
- R & D Facilities

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- 1,600-acre Inland Rail Port
- Town Center
- 2,300-acre Industrial Park
- Competitive Rates
- Incentives
- Greenfield Site
- Design/Build-to-Suit (Expandable)
- 1,800-acre Airport Business Park
- Shipping & Receiving (Logistics)
- State-of-the-Art Facilities
- Customer Reception Center
- Corporate Aircraft Ramp
- Nearby Residential/Retail/Hotel
- Aviation Maintenance
- Aviation Manufacturing
- Corporate Housing
- 24/7 U.S. Customs Port of Entry
- Full-Service Fixed-Based Operator
- Research & Development
- Flight Testing Facilities

Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia Development Plan



Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of the KSJM International Airport, Inc.., a related entity of the Company can raise $15,000,000,000 through issuance of revenue bonds. The Company, as Master General Contractor, will act as horizontal and vertical site improvements developer for KSJM International Airport, Inc. (KSJM) a related entity of the Company.

The Company, will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect, after assignments of agreements involving affiliate entities, if any.

The capital raised from the offering will be used as the initial capital investment in the KSJM International Airport project to engage a large construction firm as identified earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and commence other potential projects

Current Potential Project 8

Portus De-Jewel Mexico - The Portus De- Jewel Mexico is the new premier gateway for international commerce. It is located approximately 600 miles south of the potential Yuma Arizona Intermodal Port (current potential project no. 6) along the Mexican coast line. The Portus De- Jewel Mexico encompasses 176,000 acres of land and water along 26 miles of waterfront. It will feature 40 passenger and 384 cargo terminals, including automobile, breakbulk, container, dry and liquid bulk, multi-use, and warehouse facilities that handle billions of dollars' worth of cargo each year.

The Portus De-Jewel Mexico development plan consists of 64 shipping/receiving berths at lengths of 15,000 ft. each. The total number of ships berthed at one time would be 320 mega ships. The water depth would be constant at fifty five feet, the needed depth of water for mega cargo ships.

The Company estimates that Portus De-Jewel Mexico domestic economic impact overflow to the United States of America would be:

- 1.1 million jobs

- $89.2 billion trade value in trade corridors of Arizona and California

- $223 billion in U.S. trade value

- $5.1 billion in state tax revenue

- $21.5 billion in federal tax revenue

- Port customers will contribute about $760 million in ancillary trade value to Arizona and California

Economic Impact: The economic impact is approximately five hundred billion dollars per year to US domestic economy. Port customers will contribute approximately $27,800,000,000 per year to the local economy as well as to US domestic economy within the Portus De-Jewel Mexico complex. The Port contributes substantially to the economy, in part, through the following activities:

Port Industries: Port industries are businesses involved in the moving and handling of maritime cargo.

Dollars: For every dollar spent by port industries - another 97 cents is generated in indirect and induced sales in the region. Each dollar of spending for port user goods and services produces about 79 cents of additional industry sales in the region.

Jobs: Accounts for approximately 32,000 direct port industry jobs (85% of which are trucking and warehousing jobs).

Port Users: The biggest contributors to the economy are the port users who use the Port to receive imports or ship exports. Export manufacturers are major port users. Other port users include local manufacturers who process imported unfinished goods.

Port Customers: Port customers are the retail and other non-cargo businesses in the Port. They are most important to communities near the Port as a source of jobs, recreation and specialty consumer goods.

Jobs: Direct jobs associated with port customers numbered about 6,400 or roughly half of the jobs actually located in the Port. For every one of these port customer jobs, nearly 1.7 additional jobs are created elsewhere in the region.

Portus De Jewel

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of Portus De-Jewel Mexico, a division of Port of Ostia, Inc. and a related entity of the Company can raise $40,000,000,000 through the issuance of revenue bonds. The Company as Master General Contractor will act as horizontal and vertical site improvements developer for Portus De-Jewel Mexico.

The Company will introduce bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study to officiate a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" as described in the "Business Plan" section is still in full force and effect after assignments of agreements involving any affiliate entities.

The capital raised from the offering will be used as the initial capital investment in the Portus De-Jewel Mexico project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized

by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects. On June 29, 2019, the Company issued 20,000,000 shares of Class B common stock to acquire a 10% participating profits interest in this project.

Current Potential Project 9

HSR Technologies Inc. Manufacturing Site - In October 2014, HSR Technology, Inc. a related party and the equitable owner of four tax parcels located within West Manchester Township, York, PA, filed a request for landowner curative amendment with the local township with the intent of constructing facilities on the properties for the fabrication, assembly and welding of steel, aluminum and stainless steel assemblies with no foundry or casting operations. The use will include the fabrication and assembly of composite rebar, composite rail, bed liners and rail car assemblies received pre-prepared. The rail access is critical to the procurement of the land, as the products manufactured on site will be directly related to the Company's purpose of creating global economic development and promoting trade by bringing people together through innovative ideas and advanced technology. HSR Technology, Inc. proposes the initial construction of a transfer and storage building with a rail siding into the building. Manufacturing and assembly buildings would be added in stages, eventually employing up to 2,800 workers.

HSR Technologies, Inc. has chosen the properties in question for industrial development after an extensive search of York County properties. The property has 449+/- acres which meets the development needs and also provides future expansion capabilities. Rail service is critical to the HSR Technologies Inc. business model, which is based on rail use. The site in question has 3,600 linear feet of rail line traversing it and provides ample areas for siding access. Access to major roadways is a critical component of any manufacturing use. The subject properties have direct access to an arterial road, West College Avenue, a state road; a collector road, Hokes Mill Road, also a state road; and three local roads, offering many potential points of access. Also, the site is within 2200 feet of PA Route 462 and the Route 30 bypass.

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a non-profit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of HSR Technologies Inc., a related entity of the Company can raise $25,000,000,000 through the issuance of revenue bonds. The Company as Master General Contractor will act as horizontal and vertical site improvements developer for HSR Technologies, Inc.

The Company will also work with its transportation consultant, TEMS, to complete an investment grade study for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect after assignments of agreements involving related entities, if any.

The four manufacturing plants that will commence operations on this site after site build out are as follows:

HIGHWAY COMPOSITE REBAR - The Company has the right to use the new rebar product that can be used in its development of highways and rail route structures. Marshalls Composite Technologies LLC (MCT) has been engaged to manufacture the composite rebar, through HSR Technologies Inc. for the Company. HSR Technologies, Inc. would manufacture the rebar for use in projects like the Alabama Toll Road, and the Texas Trade Corridor, and Yuma Trade Corridor for the Company.

MCT is the original developer of the composite rebar technology. HSR Technologies Inc. will also sell the rebar to others for commercial use. Marshalls Composite Technologies LLC (MCT) offers a plant set up and licence agreement to manufacture the rebar and a contract for their technology to manufacture composite Re-bar (C RB).

U.S. Patent Numbers: 5,702,816; 5,763,042; 5,851,468; 5,876,553; 6,485,660 B1; and 6,493,914 B2

MCT is the only USA **composite C-Rebar** company that is federally certified to meet all federal specs for use in any government funded projects. Congress gave final approval of a $109-billion transportation funding bill. Included in the compromise legislation is a provision that calls for the use of total life-cycle cost analysis as part of the contract-awarding process for new federal projects. The result could be billions of dollars in new business for the composites industry. The fiber reinforced polymer (FRP) composites industry has long advocated for the U.S. Congress to require the states to employ a life-cycle cost assessment when issuing contracts for infrastructure construction.

As a practical matter, such a provision will save money because new infrastructure construction would take into account both the cost of installation and long-term upkeep, rather than awarding a contract solely on the basis of lowest initial cost. According to the new bill, the engineering analysis used by the State Departments of Transportation for awarding construction contracts for highway bridge projects, "shall be evaluated by the State … on engineering and economic bases, taking into consideration acceptable designs for bridges … and … using an analysis of life-cycle costs and duration of project construction." This change paves the way for the use of composites and other high-performance materials in major infrastructure projects.

"These life-cycle cost analysis requirements should push the states toward the use of longer-life and lower-maintenance-cost designs, including projects that employ non-rusting and light-weight components such as Composite C- REBAR, girders, and deck systems," says the Senior Director of Government Affairs at the American Composites Manufacturers Association, John Schweitzer. "There are over 600,000 highway bridges in the U.S., making this a very large potential market for FRP composite products." For more information about the benefits of life Dee-cycle cost assessment read this white paper by transportation policy expert and three decade veteran of the Congressional Research Service, John W. Fischer.

In February 2011, the Company issued an offer letter to HSR Technologies Inc. for purchase of future rebar products for cash of $4,750,000. The Company is also engaged in development of other transportation potential projects, specifically the development of a toll road in the State of Alabama. The Company is in need of 400 million feet of Composite C- Rebar for the toll road project in the State of Alabama. HSR Technologies, Inc. site will facilitate the manufacturing and distribution of Composite C- Rebar.

The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study for officiating a bond offering for this project. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect after assignments of agreements.

COMPOSITE RAILROAD TIES - HSR Technologies, Inc. holds the patent for producing rail ties that will be used to build the railroad system in projects like Port Trajan and the Mobile Trade Corridor, Texas and Yuma Trade corridors.

On April 16, 2012 the Company entered into an agreement to purchase intellectual property from HSR Technologies, Inc. in exchange for $8,000,000 per country license. The Company issued 100,000 shares of common stock to secure contract rights. HSR Technologies, Inc. will facilitate the manufacturing and distribution of Composite Rail Road Ties. The Company will use over 40 million Composite Rail Road Ties for its current projects. The Company also has the right to exploit the intellectual property in other world markets as well.

NPG Innovations entered into an exclusive licensing agreement rights involving two US patents, to manufacture composite rail road ties for HSR Technologies, Inc. and is the original inventors of green technology railroad ties.

US Patent Number: 5,996,901; 7,931,210

The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study that will make it possible through bond rating agencies to officiate a bond offering for this project. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Technologies, Inc. is a related entity.

**RAILCAR/LOCOMOTIVE PRODUCTION FACILITY – ** *Hi Speed Rail Car Assembly Line:* RELCO Locomotives Inc., per agreements with HSR Technologies Inc. will manufacture train set parts to be assembled by HSR Technologies Inc. on the HSR

Technologies Inc. manufacturing site. The manufacturing facility will be for the fabrication, assembly and welding of steel, aluminum and stainless steel assemblies and the use will include the fabrication of rail car assemblies received pre-prepared.

HSR Technologies, Inc. entered into an exclusive Technology use agreement with US Railcar for exclusive use of DMU rail technologies and use of its know-how for manufacturing of train sets meeting the 49 CFR Part 238 compliant DMU in current revenue service, that meets or exceeds new Federal Rail Administration (FRA) and American Public Transportation Association (APTA) structural safety specifications.

The Company has agreed to purchase US Railcar rights from HSR Technologies for $25,000,000. The Company intends to use train sets in the future rail projects when the projects are funded. The Company also has the right to exploit the sale of train sets in other world markets as well.

RELCO Locomotives Inc., has been engaged by HSR Technologies, to provide pre-prepared train set parts for assembly by HSR Technologies Inc. RELCO Locomotives Inc. is a fifty year old company and has provided services for Union Pacific, CSX Transportation, Burlington Northern Santa Fe, Kansas City Southern Railway, Canadian National and numerous others. The Company has engaged Volkmann Railroad Builders to construct the design built railroad. Volkmann is a thirty five year old company that has built railroads for NASA, the mining industry, oil and gas exploration and freight carriers.

The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study that will make it possible through bond rating agency's to officiate a bond offering for this project. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Technologies, Inc. is the affiliate entity.

DAMAR TRUCKDECK: The Company entered into a contract on June 10, 2010 for the acquisition of the patents, rights, titles, and business of Damar Corporation LLC, the Inventor/developer/manufacturer of Damar TruckDeck. The Damar TruckDeck is a flexible truck deck storage and organization system with an integrated frame allowing the cargo deck to be used as a hauling surface. The system has many configurations to fit a wide variety of uses (hunting, construction, moving, hauling, etc.) in various truck deck sizes. The Damar TruckDeck primarily consists of lockable repositionable storage units.

The advantages of the Damar TruckDeck system are as follows:

1. Organize gear in removable containers with the DAMAR Load-N-Go™ containers, easily converting a truck's usage by quickly swapping containers.

2. Protect items in lockable hatches. Lockable, repositionable hatches protect items in the Load-N-Go™ containers from theft and weather while a rear hatch allows the full length of the bed to be used for securing longer materials.

3. Ability to haul large items. The recessed Cargo Deck surface is built to support and haul large materials and equipment, and by maintaining some bed wall height there is no need to strap items down.

4. Can be installed or removed in minutes by one person with no tools and no drilling. The Damar Corporation has entered into contracts for sale of its Damar TruckDeck with Lowe's, The Home Depot, Advanced Auto Parts, Sam's Club, Costco and Meyer Distributing.

The intended use of these assets will equip the Company field construction vehicle fleets with the needed tool storage containment and hauling capabilities. The Company will also capitalize on the opportunity of marketing these products to the United States consumer market through existing relationships by Damar Corporation LLC and large big box retail chains.

The Company shall receive all rights and title to the patents, the TruckDeck system, and all related assets for a purchase price of $750,000 payable as $500,000 cash and the remaining $250,000 payable in the form of 7,500 shares of the Company's common Class "B" stock.

The Company intends to engage with HSR Technologies Inc. to manufacture the Damar TruckDeck products at the HSR Technologies manufacturing site.

To date, no money has exchanged hands related to this transaction.

U.S. Patent Number: 8,210,592

Concerning all manufactured products on the HSR Technology Park:

The capital raised from the offering will be used as the initial capital investment in the HSR Technology Park potential project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects.

Problem

The Company believes that the United States suffers from an overburdened transportation infrastructure and that a fundamental overhaul of the national transportation structure is needed. The Company anticipates that it will be able to assist in this "fundamental overhaul" by providing both the hands-on expertise and investment resources to establish an intermodal grid comprised of transportation and support services extending to urban and outlying areas alike. The Company will largely focus on projects related to high speed rail, but will also concentrate its efforts on other transportation projects that improve transportation infrastructure.

The Company believes that there is a compelling need to revitalize America's transportation infrastructure. As all levels of government are facing increasing economic crisis, the Company anticipates that such revitalization will be the result of public-private partnerships and alliances to create the basis for developing such an infrastructure. Organizations, such as the Company, are accordingly poised to play a significant role in the redevelopment and improvement of the nation's transportation infrastructure.

The Company believes that the transportation infrastructure crisis facing America is two-fold. In the first instance, the existing infrastructure lacks modernity and has rendered the same incapable of meeting the nation's transportation needs. In the second instance, the funding to address this problem is currently beyond the reach of the federal, state, regional, and municipal governments.

The 2009 David R. Goode National Transportation Policy Conference held at the Miller Center of Public Affairs at the University of Virginia, outlined the compelling need to revitalize America's transportation infrastructure and recommended that "Public private partnerships need to emerge from the laboratory of pilot programs to play a much larger role as a core element of America's transport investment strategy." Organizations, such as the Company, are accordingly poised to play a significant role in the redevelopment and improvement of the nation's transportation infrastructure. The same transportation conference also noted that, "Lacking a coherent vision for our transportation future and chronically short of resources, we defer new investments, fail to plan, and allow existing systems to fall into disrepair. This shortsightedness and under investment—at the planning level and on our nation's roads, rails, airports and waterways—costs the country dearly. It compromises our productivity and ability to compete internationally; transportation users pay for the system's inefficiencies in lost time, money and safety. Rural areas are cut off from economic opportunities and even urbanites suffer from inadequate public transportation options. Meanwhile, transportation-related pollution exacts a heavy toll on our environment and public health."Furthermore, the conference report was equally insistent on the need for private sector funding. In "Recommendation 8: Connecting the Dots," the co-chairs wrote: "Resolving the controversy over private equity contributions to the transport system is essential to meet the nation's pressing transportation challenges, as is recognizing the appropriate role of public-private partnerships (PPPs) in taking on those challenges." They added, "PPPs need to emerge from the laboratory of pilot programs to play a much larger role as a core element of America's transport investment strategy."To resolve this crisis will require a massive infusion of capital. The National Surface Transportation Infrastructure Financing Commission, in its 2009 report Paying Our Way estimates the total shortfall between what is required and what is available, at all levels of government, just for maintaining the current system range from $134 billion to $194 billion per year for the period 2008 to 2035. If the goal is to improve existing transportation systems, the shortfall is even larger: $189–$262 billion per year over the same time period.

The main problem is that the funds to either maintain or improve existing transportation systems are simply not available from traditional sources. Taxpayers at all levels of government are loath to support any tax increases for infrastructure projects. New transportation systems are frequently discussed at all levels of government but the public funding for implementing such plans is usually non-existent.

Solution

The Company anticipates that it can offer a comprehensive, intermodal approach to resolving the nation's transportation crisis. And it proposes doing so without the necessity of the government increasing taxes at any level, or in any manner. In short, the Company suggests replacing pubic financing with private funding.

The primary competitive barrier most companies face in attempting to impact the nation's infrastructure crisis is that they approach the overall problem in disparate segments. For example, one provider proposes building railroad cars, while another proposes laying tracks. A third is interested in depots, while a fourth focuses on accommodations. None bring a comprehensive plan for full-funding to the mix. On the other hand, the Company takes an intermodal approach to providing seamless service with a scale of economy. The high-speed rail plan will utilize existing rail rights-of-way to connect several metropolitan areas and states serving expanding populations.

The Company also foresees pursuing joint ventures with other industries related to the transportation industry. For example, it is currently finalizing an arrangement with a major manufacturer of certain materials used in the construction of highways and other transportation systems. The discussions contemplate a two-fold transaction by which the Company would initially buy the manufacturing plant and then subsequently purchase the remaining non-cash assets of the company.

The following links to Master Bond Indentures filed with the SEC as of 05/16/2016: The fully disclosed bond document can be found within each link below.

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1013hsrpassengerservicesin.htm
EX-10 3 ex1013hsrpassengerservicesin.htm EXHIBIT 10.13 ECONOMIC IMPACT SURFACE TRANSPORTATION **EXHIBIT 10.13**

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
HSR Passenger Services Inc.
For
Florida-Alabama TPO

1,500,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1017hsrfreightincandhsrpas.htm

EX-10 35 ex1017hsrfreightincandhsrpas.htm EXHIBIT 10.17 APPLACHIAN REGIONAL COMMISSION CORRIDOR DOCUMENTS

EXHIBIT 10.17

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
HSR Freight Line Inc. and HSR Passenger Services Inc.

For

Appalachian Regional Commission Corridor
34,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/exhibit1018hsrpassengerservi.htm

EX-10 38 exhibit1018hsrpassengerservi.htm EXHIBIT 10.18 HSR PASSENGER SERVICES INC. FOR FLORIDA-ALABAMA TPO INDENTURE

EXHIBIT 10.18

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
HSR Passenger Services Inc.

For

Florida-Alabama TPO

1,500,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/exhibit1019alabamatollfacili.htm

EX-10 39 exhibit1019alabamatollfacili.htm EXHIBIT 10.19 ATFI 2016 DOCUMENTS

EXHIBIT 10.19

MASTER TRUST INDENTURE

High Speed Rail Facilities Inc.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

Alabama Toll Facilities Inc. Revenue Bond

For

State of Alabama

20,000,000,000 USD

High Speed Rail Facilities Inc.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1021atlanicenergyandutitie.htm

EX-10 47 ex1021atlanicenergyandutitie.htm EXHIBIT 10.21 ATLANTIC ENERGY AND UTILITIES DOCUMENTS

EXHIBIT 10.21

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Atlantic Energy and Utilities, Inc.

40,000,000, 000.USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1022highspeedrailfacilitie.htm

EX-10 58 ex1022highspeedrailfacilitie.htm EXHIBIT 10.22 HIGH SPEED RAIL FACILITIES INC. MASTER TRUST INDENTURE DOCUMENTS

EXHIBIT 10.22

MASTER TRUST INDENTURE

High Speed Rail Facilities Inc.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to

High Speed Rail Projects Revenue Bond

20,000,000,000 USD

High Speed Rail Facilities Inc.

Direct Issuer

EX-10 59 ex1023hsrfreightandpassenger.htm EXHIBIT 10.23 HSR FREIGHT AND PASSENGER FOR PORT FREEPORT BRAZORIA TEXAS DOCUMENTS

EXHIBIT 10.23

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Freight Line Inc. and HSR Passenger Services Inc.

For

Port Freeport and Brazoria Fort Bend Rail District

4,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

EX-10 64 ex1024highspeedrailfacilitie.htm EXHIBIT 10.24 HIGH SPEED RAIL FACILITIES PROVIDER INC. MASTER TRUST INDENTURE DOCUMENTS

EXHIBIT 10.24

MASTER TRUST INDENTURE

High Speed Rail Facilities Provider Inc.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to

High Speed Rail and Ancillary Projects Revenue Bond

20,000,000,000 USD

High Speed Rail Facilities Provider Inc.

Direct Issuer

EX-10 65 ex1025gifdamastertrustindent.htm EXHIBIT 10.25 PORT OSTIA AIR CARGO DOCUMENTS

EXHIBIT 10.25

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to
Port of Ostia, Inc.

"An International Air cargo port"

Port of Ostia, Inc.@ KSJM International Airport, Inc.

$5,000,000,000 USD
Global Infrastructure Finance & Development Authority, Inc.

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1027gifdamastertrustindent.htm

EX-10 85 ex1027gifdamastertrustindent.htm EXHIBIT 10.27 KSJM INTERNATIONAL AIRPORT DOCUMENTS

EXHIBIT 10.27

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

KSJM INTERNATIONAL AIRPORT,INC.

$15,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC..

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1028gifdamastertrustindent.htm

EX-10 92 ex1028gifdamastertrustindent.htm EXHIBIT 10.28 HSR FREIGHT LINE INC PHIL. REGIONAL PORT AUTHORITY DOCUMENTS

EXHIBIT 10.28

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Freight Line Inc./Philadelphia Regional Port Authority

5,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1029gifdamastertrustindent.htm

EX-10 95 ex1029gifdamastertrustindent.htm EXHIBIT 10.29HSR FREIGHT LINE INC. DOCUMENTS

EXHIBIT 10.29

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
HSR Freight Line, Inc.

60,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1030gifdamastertrustindent.htm

EX-10 102 ex1030gifdamastertrustindent.htm EXHIBIT 10.30 HSR PASSENGER SERVICES, INC. DOCUMENTS

EXHIBIT 10.30

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
HSR Passenger Services, Inc.

25,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1032gifdamastertrustindent.htm

EX-10 116 ex1032gifdamastertrustindent.htm EXHIBIT 10.32 MALIBU HOMES INC. DOCUMENTS

EXHIBIT 10.32

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Malibu Homes, Inc.

60,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1033gifdamastertrustindent.htm

EX-10 121 ex1033gifdamastertrustindent.htm EXHIBIT 10.33 PLATINUM MEDIA INC DOCUMENTS

EXHIBIT 10.33

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Platinum Media, Inc.

4,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1034gifdamastertrustindent.htm

EX-10 126 ex1034gifdamastertrustindent.htm EXHIBIT 10.34 PORT OF DE CLAUDIUS INC DOCUMENTS

EXHIBIT 10.34

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY,INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Port of De Claudius, Inc.

And

Port Trajan of PA

"An International Inland ports"

$8,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000067/ex1035gifdamastertrustindent.htm

EX-10 139 ex1035gifdamastertrustindent.htm EXHIBIT 10.35 LORD CHAUFFEURS LTD DOCUMENTS

EXHIBIT 10.35

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,
Lord chauffeurs, LTD.

Business Jet Center @ KSJM International Airport, Inc.

$2,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.. Revenue Bonds

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1036hsrfreightlineincandhs.htm

EX-10 2 ex1036hsrfreightlineincandhs.htm EXHIBIT 10.36 MICHIGAN COAST-TO-COAST PASSENGER RAIL DOCUMENTS

EXHIBIT 10.36

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Freight Line Inc. and HSR Passenger Services Inc.

For

Michigan COAST-TO-COAST PASSENGER RAIL

4,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1037hsrfreightlineincandhs.htm

EX-10 5 ex1037hsrfreightlineincandhs.htm EXHIBIT 10.37 NEW YORK WASHINGTON HS RAIL CORRIDOR DOCUMENTS

EXHIBIT 10.37

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Freight Line Inc. and HSR Passenger Services Inc.

For

New York – Washington Rail Service

39,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1038portofostiaanncharlesi.htm

EX-10 14 ex1038portofostiaanncharlesi.htm EXHIBIT 10.38 PORT OF OSTIA ANN CHARLES
EXHIBIT 10.38

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

Port of Ostia Inc. at "Ann Charles International Cargo Airport", Brazoria County Texas

8,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1039hsrlogisticsincandhsrf.htm

EX-10 19 ex1039hsrlogisticsincandhsrf.htm EXHIBIT 10.39 HSR LOGISTICS INC. AND HSRF
EXHIBIT 10.39

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Logistics Inc. and HSR Freight Line Inc.

For

Texas International Trade Corridor

20,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1044virginiacrescentline.htm

EX-10 48 ex1044virginiacrescentline.htm EXHIBIT 10.44 VIRGINIA CRESCENT LINE
EXHIBIT 10.44

MASTER TRUST INDENTURE

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

HSRF STATUTORY TRUST, AS TRUSTEE

Relating to,

HSR Freight Line Inc. and HSR Passenger Services Inc.

For

Virginia Crescent Line Intercity Passenger Rail

15,000,000,000 USD

GLOBAL INFRASTRUCTURE FINANCE & DEVELOPMENT AUTHORITY, INC.

Direct Issuer

The Master Bond Indentures filed with the SEC as of 05/16/2016 have now been partially broken down into Subsequent Bond Indentures for the United States Projects and International Projects. The Company has created Class C and Class D shares as Equity Participation Shares. The following 8 K's filed with the Securities and Exchange Commission identify thirty nine Class C Series of shares for 187,500,000 shares per Series. The following 8K filings are for easy disclosure relating to USA projects first and International projects second.

Company Ownership of all Related Entities

On February 7, 2020, the Company acquired 2% and 25% interest in each company as per the 8 K filed with equity. Since then all the contributions have doubled and additional contribution of equity was placed into Susquehanna Mortgage Bankers Corp., Penn Insurance Services LLC, Dutch East India Logistics Co. as noted earlier in the executive summary. The total combined value of all entities is estimated at $4,310,537,154,000 and the Company has an allocated value to the Company is approximately $1,070,023,700,977. The Form D was filed with the Securities and Exchange Commission. (Form D and 8K Disclosures)

Competitive Advantages

Competition

The Company may face significant competition from other companies that may be developing high speed rail passenger and freight transportation systems. As this industry is not well developed in the United States to date, such competition that may exist is primarily in the development and planning stages. The Company will, however, face competition in the allocation of monetary resources from governmental agencies, at the local, regional, state and federal levels. The Company believes that government agencies will strongly endorse its proposed plan for high-speed regional rail systems, but believes that, given the economic environment, there may be few or no funds available for such development.

Nevertheless, it appears that significant competition generally exists in the industry, from private organizations or government agencies and entities. On the heels of the Department of Transportation's recent request for high-speed rail proposals, its Federal Railroad Administration received 132 applications from 32 states totaling $8.8 billion. That was more than three times the $2.4 billion available. During the first round of awards in the fall of 2009, applicants submitted more than $55 billion in project proposals. That was nearly six times the initial $8 billion available from the American Recovery and Reinvestment Act. So overwhelming has the response been that Transportation Secretary LaHood observed at the time, that, "Demand for high-speed rail dollars is intense and it demonstrates just how important this historic initiative is. States understand that high-speed rail represents a unique opportunity to create jobs, revitalize our manufacturing base, spur economic development and provide people with an environmentally friendly transportation option.

Capitalization

On January 7, 2020, the Company increased the voting rights of its Class A common stock from 1000:1 to 40,000:1.

On January 7, 2020, the Company increased the number of authorized shares of its Class B common stock to 10,000,000,000 shares.

On January 7, 2020, the Company created 40 series of Class C common stock for the purpose of equity participation in forty infrastructure projects. The Company increased the number of authorized shares of its Class C common stock to 8,000,000,000 shares, of which 7,500,000,000 shares are allocated evenly to the 40 series.

On January 7, 2020, the Company created 40 series of Class D common stock for the purpose of equity participation in forty infrastructure projects. The Company increased the number of authorized shares of its Class D common stock to 8,000,000,000 shares, of which 7,500,000,000 shares are allocated evenly to the 40 series.

To better understand the Company reviewers of this report should read the Form 10-Ks, Form 10-Qs and other public filings at Sec.gov.



To the Board of Directors and Management of:

Ameri Metro, Inc.

2575 Eastern Blvd, Suite 101

York, PA 17402

We based our estimation of value on historical and financial data provided by Company management ("Management"). We did not independently investigate or otherwise verify the data provided, and we do not express an opinion or offer any form of assurance regarding its accuracy or completeness. Management understands that any omissions, misrepresentations of facts, or misstatements may materially affect our conclusions.

Engagement Overview

Purpose and Use

Ameri Metro, Inc. ("AM", the "Company", or "Management") requested NorAsia Consulting & Advisory ("Us" "Our") to perform valuation services (the "Services") for financial reporting requirements as outlined under **U.S. GAAP Codification of Accounting Standards Codification Topic 350: Intangibles – Goodwill and Other; Topic 340: Other Assets and Deferred Costs; Topic 820: Fair Value Measurements** in relation to the valuation of "28 Construction Contracts" (the "Construction Contracts"). No other use is intended or inferred.

We estimated the fair value of the Company's "28 Construction Contracts" from the perspective of the imminent project commencement based on representations and documentation from management. Our analysis provides a fair value of the Construction Contracts as of July 31, 2020 (the "Valuation Date").

We prepared this report based on the Standards 9 and 10 of the Uniform Standards of Professional Appraisal Practice ("USPAP") and basic finance theory which approximates the Statement on Standards for Valuation Services ("SSVS") as set forth by the American Institute of Certified Public Accountants ("AICPA").

Additionally, Alexander E. Metcalf, PHD, President, Transportation Economics & Management Systems, Inc. ("TEMS") also reviewed our report and concluded that "TEMS can confirm the overall valuation and discounts applied to the income potential for the projects and the Internal Rate of Return and Net Present Value of the projects." All of the projects evaluated in our report were "subject to feasibility and investment grade studies by TEMS."[1]

Very truly yours,

NorAsia Consulting & Advisory



Gregory A. Wahl, CPA – Inactive

Advisor

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[1] http://www.temsinc.com/profiles.htm

Definition of Fair Value and Fair Market Value

The Financial Accounting Standards Board ("FASB") defines fair value[1] as:

"The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

---

[1] Accounting Standards Codification 820 – Fair Value Measurements and Disclosures.

According to Revenue Ruling 59-60[2], fair market value is:

"The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts."

Fair value is a more rigorous standard than fair market value. Therefore, by following the fair value standard of value our analysis also covers the fair market value standard.

According to the final regulations of 409A, a valuation of private company stock based upon a reasonable application of a reasonable valuation method is treated as reflecting the fair market value of the stock. The determination of whether a method is reasonable is based on the facts and circumstances as of the valuation date. Factors that should be considered in making such a determination include:

1) The value of the tangible and intangible assets of a company;

2) The present value of anticipated future cash flows of a company;

3) The market value of stock or equity interests in similar companies engaged in substantially similar trades or businesses;

4) Recent arm's-length transactions involving the sale or transfer of a company's stock; and

5) Other relevant factors such as control premiums or discounts for lack of marketability.

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[2] Treasury Regulation 20.2031-1(b); Revenue Ruling 59-60, 1959-1 C.B. 237.

Scope of Services

Our analysis relied, in part, upon certain information provided by Management. With respect to this assignment, we did not independently investigate or otherwise verify the data provided by Management, and we do not express an opinion or other form of assurance regarding its accuracy or completeness. Our Services should not be determined as a definitive opinion as to the valuation as other accountants, valuation groups, other professionals, etc with the same set of information could analyze the data and come to different conclusions and even may not be able to become comfortable with the information and in may even decline to provide a written report or opinion.

The principal procedures in formulating our estimates of fair value include, without limitation, the following:

- Discussions with Management concerning the nature of the Company's business operations, including historical performance.

- Reviews of financial statements of the Company.

- Evaluation of the Company's capital structure as of the Valuation Date.

- Analyses of the economy, and the industry in which the Company operates.

- Estimation of the Company's cost of capital.

- Estimation of fair value using generally accepted valuation approaches and methodologies.

It is our understanding that there has been no material change in the existing financial condition and business prospects of the Company since the date of the most recent financial statements and forecast obtained.

Additionally, Management reported that it is not aware of any litigation, threatened or pending, or any other contingent or off balance sheet liabilities that could have an impact on our valuation report.

Sources of Information

In performing our fair value analysis, we have employed certain valuation procedures that provide a reasonable basis for estimating the fair market value of the 28 Construction Contracts in the Company as of the Valuation Date. As part of this assignment, we relied upon numerous sources of information, including the following:

- All Form 10-Ks and Form 10-Qs from inception of the Company.

- All Form 8-K filings from the inception of the Company.

- The Company's capitalization table as of the Valuation Date.

- The Company's book valuation as of the Valuation Date.

- The Company's board of director meeting minutes the past twelve months.

- The Company's draft Form 10-K and financial statements as of July 31, 2020.

- All 28 Bond Indenture Contracts as filed on Form 8-K.

- The Master Consulting Agreement that provides a 1.5% consulting fee.

- The November 11, 2014, Master Agreement for Construction with Cost plus 40% terms and 2% inflation adjustment.

- The January 2, 2013, Investment Management Agreement with VOYA (previously, "ING Investment Management Co. LLC").

- Management represents that Morgan Stanley is the broker of record which is documented in 28 Bond Indenture Contracts as filed on Form 8-K, however other than the 8-K filings we have received no other documentation confirming this.

- We reviewed the Company's board of director minutes from September 1, 2019 to October 13, 2020.

Approaches to Fair Value

To estimate the fair value of a company, three different approaches to value may be employed: (1) the income approach, (2) the market approach, and (3) the cost approach. These three approaches are summarized as follows:

1) **Income Approach.** Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by a business. In a multi-period model, net cash flows attributable to a business are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value.

2) **Market Approach.** The market approach is a technique used to estimate value from an analysis of actual transactions or offerings for economically comparable assets available as of the measurement date. The process is essentially that of comparison and correlation between the subject asset and similar assets that have recently sold or are offered for sale in the market. The transaction or offering prices of the comparable assets are adjusted for dissimilarities in characteristics including location, age, time of sale, size, and utility, among others. The adjusted prices of the comparable assets provide an indication of value for the subject asset.

3) **Cost Approach.** In applying this approach, an analysis of the subject company's assets and liabilities is performed. The estimated fair value of all existing and potential liabilities is deducted from the derived aggregate fair value of the company's assets, resulting in an indication of shareholders' equity value.

Method Selected

The three approaches to value provide general overviews that govern valuation methods. Valuation methods provide detailed calculations of value. We chose the following method utilizing the "Income Approach":

- **Discounted Net Income Method.** The discounted net income method ("DNI") is an income-based approach. The DNI method involves first forecasting revenues, operating expenses, capital expenditures and incremental working capital requirements for a discrete forecast period. Based on these forecasts, the net income to be generated by the "Construction

Contracts" is determined and discounted to present value. Next, the value of the "Construction Contracts" at the end of the projection period is determined and discounted to present value. The sum of the present value of the net income during the projection period and the present value of the "Construction Contracts" at the end of the projection period represents the fair value of the "Construction Contracts". Management believes that projected net income would approximate projected cash flows.

Methods Not Selected

We elected not to perform the following traditional valuation method.

- **Guideline Public Company ("GPC") Method.** We elected not to perform the GPC method because of product uniqueness and lack of reputable comparable companies that develop, market or sell similar products.

- **Market Transaction Method.** We elected not to perform the market transaction method because of product uniqueness and lack of reputable transaction data of similar products.

- **Cost Approach:** We believe the value of the Company's assets on a going-concern basis is directly related to the ability to generate a fair rate of return on invested capital. This factor is not adequately considered in the cost approach. Cost approach analyses are more commonly utilized in early stage and bankruptcy enterprise valuations.

Terms and Conditions

Our report has been prepared pursuant to the following general assumptions and general limiting conditions:

1) We assume no responsibility for the legal description of real property or matters including legal or title considerations. For real property included in this appraisal, we were not furnished legal descriptions or other detailed site and improvement drawings. Title to the subject assets, properties or business interests is assumed to be good and marketable unless otherwise stated.

2) The subject assets, properties or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated. However, we did not conduct any due diligence or review or audit or otherwise to determine if there were any liens or encumbrances on the assets as stated as part of our report.

3) We assume the Company has responsible ownership and competent management with respect to the subject assets, properties or business interests.

4) The information furnished by Management is believed to be reliable and management confirms that it can meet the timelines as described in the financial projections. However, we issue no warranty or other form of assurance regarding its accuracy.

5) We assume that there is full compliance with all applicable federal, state and local regulations and laws unless non-compliance is stated, defined and considered in the valuation report.

6) We assume that all required licenses, certificates of occupancy, consents or legislative or administrative authority from any local, state or national government, private entity or organization have been or can be obtained or renewed for any use on which the valuation contained in this report is based.

7) Possession of this valuation report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without our written consent and, in any event, only with proper written qualifications and only in its entirety.

8) We, by reason of this valuation, are not required to give testimony or to be in attendance in court with reference to the assets, properties or business interests in question unless arrangements have been previously made.

9) No part of the contents of this report, especially any determination of value, the identity of the consultants or the firm with which our consultants are associated, shall be disseminated to the public through advertising, public relations, social media, news, sec.gov, sales or other media without our prior written consent and approval.

10) We assume no responsibility for any financial reporting judgments that are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets, properties or business interests encompassed by this report.

THE DEMAND FOR TRANSPORTATION INFRASTRUCTURE[2]

The United States Census Bureau predicts that the American population will reach 420 million by 2050, a trend that will overwhelm our nation's transportation infrastructure.

Current estimates suggest that overall freight demand will double over the next 40 years from 15 billion tons today to 30 billion tons. The number of trucks on the road is also expected to double. Already under unsustainable strain, the nation's freight transportation infrastructure and highways will face even greater challenges as the total volume of freight increases.

Extensive infrastructure expansion, such as new ports, trade corridors and high-speed rail (HSR), is critical if rail and road transportation is to help mitigate problems associated with rising fuel costs, crowded highways, and greenhouse gas emissions. Population growth and development in the U.S. have made our nation increasingly reliant on rail and highway infrastructure to transport people and freight.

Clearly, a strong, efficient freight transportation system is vital to the nation's economy. Our already-strained and out-dated railways must be upgraded to handle the projected increases in freight shipping in relieve congestion on our highways. New trade corridors are needed to support the changes in marine shipping that will need new ports and infrastructure. Equally, new high speed rail routes are needed to increase connectivity between US cities and support the emerging new economy, and reduce auto emissions[3].

The US government even recognizes that there is a need to rebuild America but Congress has strong emotions and cant agree on anything. This is where the private sector must step in and Ameri Metro has the perfect platform to privatize and build the infrastructure needs of America[4].

Interest rates are at all time lows and with inflation in check, the need to create employment due to the nation wide lock downs, the projects created by Ameri Metro will be very favorable to the US economic recovery.

The requirement for infrastructure is strongly tied to GDP and population growth. Internationally and in the USA infrastructure has been in a spending deficit for years where the USA is at a $2 Trillion deficit. In a good, moderate or weak economy the demand for infrastructure development is critical to global success and creating efficient markets.

The Mckinsey Global Institutes discussion paper on "Bridging Infrastructure GAPs Has the World Made Progress?" - October 2017 report claims that there is a $5.5 trillion spending gap globally between now and 2035, with regional variations.

The world's infrastructure investment has fallen short of investment needs, but the size of the gap varies considerably among geographies.

In exhibit 5 on page 5 the global GAP from 2017 to 2035 for the United States of America was a half a trillion dollars based on 2020 and requests from congress constituents this gap has increased to $2.0 trillion.

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[2] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/bridging-global-infrastructure-gaps
[3] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/reimagining-infrastructure-in-the-united-states-how-to-build-better
[4] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/infrastructure-productivity

THE EARNING CAPACITY OF THE COMPANY

The Company has no historical earnings but with recent acquisition of profitable companies, such as Marfin Investment Group which has historically generated from its $1.0B in annual revenues approximately $85.0 million in profits these acquisitions will provide historical and proven earnings to Ameri Metro.

Based on Management's projections the Company is expected to have very strong earnings potential of up to approximately $366,586,000,000 in the aggregate from 2020 to 2028.

From a qualitative factor stand point this would provide comfort that the Company has the future earnings to support the capitalization of the "Construction Contracts".

Additionally, 28 Construction Contracts will produce from 2020 to 2027 an estimated cumulative net income of $224,595,683,392, which support the valuation of the Construction Contracts". Management simply requires to perform to ensure that this asset is not impaired in the future.

ENTERPRISE GOODWILL OR OTHER INTANGIBLE VALUE

In addition to the value of the physical assets of the Company, it is necessary to determine whether any goodwill or the intangible assets exists.

The Company has various patents, trademarks and key vendor contracts, such as with Inchcape Shipping Services to manage all of the port operations for Ameri Metro, Inc. Management at this time does not have the appropriate information to assign a value to these intangibles identified.

If any quantifiable goodwill is being generated by Ameri Metro, Inc., it will be calculated by using an income or market approach, and deriving a value in excess of the net intangible assets.

QUALITATIVE FACTORS FOR VALUATION SUPPORT:

Ameri Metro entered into an investment management agreement with ING (now VOYA) on January 2, 2013 (see folder) where Voya has requested that Morgan Stanley (broker of record) raise the bonds.

The Company is in the process of direct listing to the NYSE and to commence trading on the OTC market.

To facilitate this the Company has completed the following:

1) Completed DTC eligibility.

2) Placed 4,000,000 shares in a brokerage account.

3) Received significant interest from various brokers and investment banks to provide equity financing to the Company.

4) Named Morgan Stanley the broker of record for the bond indentures.

5) The Company has its NYSE application completed and ready for filing upon completion of trading, and management expects the time for the uplisting to take two to three weeks.

6) The Company is also is in process of registering Susquehanna Mortgage Bankers with the Federal Reserve Bank and expects to have this completed by the end of January 2021 or the near future. The registration will allow Ameri Metro to issue its own bonds to finance the various projects it has identified.

The Company expects that funding for these projects and more is imminent through either equity raised in the capital markets or for the bonds to be issued as described in each respective bond indenture agreement.

CRITICAL VALUATION INPUT ASSUMPTIONS:

The key assumptions that were used in determining the present value of the future net income associated with the "Construction Contracts".

Probability to Obtain Financing:	100% Provided by Management
Growth Rate:	30% Provided by Management
Consulting Fee:	1.5%[5]
Construction Project Gross Profit:	40%[6]
Inflation Adjustment:	2.0%[7]
Discount Rate:	5.0%[8]
Operating Expenses:	20% Provided by Management
Salaries:	20% Provided by Management
General & Admin Expenses:	8% Provided by Management
Tax Rate:	0% Per IRS Tax Code for Infrastructure

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[5] https://www.sec.gov/Archives/edgar/data/1534155/000153415516000068/ex1042masterconsultingagreem.pdf
[6] https://www.sec.gov/Archives/edgar/data/1534155/000153415517000004/f1052masteragreementforconst.pdf

[7] https://www.sec.gov/Archives/edgar/data/1534155/000153415517000004/f1052masteragreementforconst.pdf

[8] https://www.aph.gov.au/About_Parliament/Parliamentary_Departments/Parliamentary_Library/FlagPost/2018/October/Discount-rates

THE CALCULATIONS

Master Consulting Agreement and Master Indenture Agreement Net Income and Cash Flow Approach Valuations

		Allocated Entity Bond Offering per Projects	2020	2021	2022	2023	2024	2025	2026	2027
HSR Facility Provider Inc. (High Speed Rail)	1	20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714
HSR Facility Inc. (Al. Pa. Port Operations)	2	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
ATFI (Alabama Toll Rd)	3	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
Appalachian Regional Commission Documents	4	34,000,000,000	1,700,000,000	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714	4,614,285,714
ATFI 2016 Documents	5	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
Atlantic Energy and Utilities Documents	6	16,000,000,000	800,000,000	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571
High Speed Rail Facilities Inc. Master Trust Indenture Documents	7	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
High Speed Rail Facilities Provider Inc. Master Trust Indenture Documents	8	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
HSR Freight and Passenger for Port Freeport Brazoria Texas Documents	9	4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143
HSR Freight Line Inc. Phil. Regional Port Authority Documents	10	5,000,000,000	250,000,000	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429
HSR Freight Line Inc. Documents	11	60,000,000,000	3,000,000,000	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143
HSR Passenger Services and HSR Freight Line Inc. Ga. Resolution 948 Documents	12	20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714
HSR Passenger Services Inc. For Florida-Alabama TPO	13	1,500,000,000	75,000,000	203,571,429	203,571,429	203,571,429	203,571,429	203,571,429	203,571,429	203,571,429
HSR Passenger Services Inc. Documents	14	25,000,000,000	1,250,000,000	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143
HSR Technologies Inc. Documents	15	25,000,000,000	1,250,000,000	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143	3,392,857,143
KS JM International Airport Documents	16	15,000,000,000	750,000,000	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286
Lord Chauffeurs LTD Documents	17	2,000,000,000	100,000,000	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571	271,428,571
Malibu Homes Inc. Documents	18	60,000,000,000	3,000,000,000	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143	8,142,857,143
Michigan Coast to Coast Passenger Rail Documents	19	5,000,000,000	250,000,000	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429
New York Washington HS Rail Corridor Documents	20	39,000,000,000	1,950,000,000	5,292,857,143	5,292,857,143	5,292,857,143	5,292,857,143	5,292,857,143	5,292,857,143	5,292,857,143
Platinum Media, Inc. Documents	21	4,000,000,000	200,000,000	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143	542,857,143
Port of De Claudius Inc. Documents	22	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
Port of Ostia Inc. Ann Charles International Cargo	23	5,000,000,000	250,000,000	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429
Airport Brazoria Tx Indentures Documents	24	8,000,000,000	400,000,000	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286	1,085,714,286
Port Ostia Air Cargo Documents	25	5,000,000,000	250,000,000	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429	678,571,429
Portus De Jewel Mexico Documents	26	16,000,000,000	800,000,000	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571	2,171,428,571
Virginia Crescent Line Intercity Passenger Rail	27	15,000,000,000	750,000,000	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286	2,035,714,286
Texas International Trade Corridor	28	20,000,000,000	1,000,000,000	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714	2,714,285,714
Total Bond Indenture Raised		$ 452,500,000,000								
Total Bond Indenture Raise by Year			22,625,000,000	61,410,714,286	61,410,714,286	61,410,714,286	61,410,714,286	61,410,714,286	61,410,714,286	61,410,714,286
Growth 30%					79,833,928,571	103,784,107,143	134,919,339,286	175,395,141,071	228,013,683,393	296,417,788,411
Consulting Fee	1.50%		339,375,000	921,160,714	1,197,508,929	1,556,761,607	2,023,790,089	2,630,927,116	3,420,205,251	4,446,266,826
Project Gross Profit	40%		9,050,000,000	24,564,285,714	31,933,571,429	41,513,642,857	53,967,735,714	70,158,056,429	91,205,473,357	118,567,115,364
Inflation Adjustment	2%		-	-	1,596,678,571	2,075,682,143	2,698,386,786	3,507,902,821	4,560,273,668	5,928,355,768
Total Revenues			9,389,375,000	25,485,446,429	34,727,758,929	45,146,086,607	58,689,912,589	76,296,886,366	99,185,952,276	128,941,737,959
Expenses as a percentage of revenues:										
Operating	20%		1,877,875,000	5,097,089,285.71	6,945,551,786	9,029,217,321	11,737,982,518	15,259,377,273	19,837,190,455	25,788,347,592
Salaries	25%		2,347,343,750	6,371,361,607	8,681,939,732	11,286,521,652	14,672,478,147	19,074,221,592	24,796,488,069	32,235,434,490
Gen and Admin	8%		751,150,000	2,038,835,714	2,778,220,714	3,611,686,929	4,695,193,007	6,103,750,909	7,934,876,182	10,315,339,037
Total Expenses	53%		4,976,368,750	13,507,286,607	18,405,712,232	23,927,425,902	31,105,653,672	40,437,349,774	52,568,554,706	68,339,121,118
Income from Operations Before Provision for Taxes			4,413,006,250	11,978,159,821	16,322,046,696	21,218,660,705	27,584,258,917	35,859,536,592	46,617,397,570	60,602,616,841
Provision for Taxes	0%		-	-	-	-	-	-	-	-
Net Income			4,413,006,250	11,978,159,821	16,322,046,696	21,218,660,705	27,584,258,917	35,859,536,592	46,617,397,570	60,602,616,841
Present Value of Net Income		$ 198,704,191,090								

REPORT CONFIRMATION

I confirm that, to the best of my knowledge and belief:

1) The statements of fact based on third party confirmed data contained in this report are true and correct.

2) The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal and impartial professional analyses, opinions, and conclusions.

3) I have no present or prospective interest in the property that is the subject of this report (i.e. the "Construction Contracts").

4) I have no bias with respect to the property (i.e. the "Construction Contracts") that is the subject of this report.

5) I believe the calculations support the Level III fair value calculations as prescribed by **ASC 820-10-55-4** to **12** and **ASC 820-10-55-77** to **81**.

6) My engagement in this assignment was not contingent upon developing or reporting predetermined results.

7) My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result.

8) The Company has paid us for our Report in full before its final issuance.

NorAsia Consulting & Advisory



Gregory A. Wahl, CPA – Inactive

Advisor

Appendix A: Gregory A Wahl, CPA Inactive Biography

Career:

Wahl built a 100+ employee and 8 office Accounting and Consulting Firm in 6 years with $11MM+ in revenues. The owned offices were in Newport Beach, San Diego, Dallas, Westlake Village, Nanaimo, White Rock, Cobble Hill and Downtown Vancouver. He established a 32 office affiliate network in Bogota, Columbia; Mexico City, Mexico; Hong Kong and with 29 offices in mainland China (Shanghai, Beijing, etc.). He currently operates his consulting and advisory practice through NorAsia Consulting & Advisory.

Wahl served as the Managing Partner for a regional public accounting firm's Orange County Office in Costa Mesa from January 2005 to November 2007. Wahl began his career with KPMG LLP in January 1999 and left in December 2004 as a Manager in the Audit and Assurance Practice. Greg has been working with companies in Asia (Singapore, Korea, Hong Kong and China) and taking them public since 2005.

Wahl has over 21 years of experience as an auditor, a leader and a consultant to companies that file with the NASDAQ, NYSE, Toronto Stock Exchange, Canadian Stock Exchange and the OTC markets; and has significant experience resolving complex accounting and public company reporting issues. Wahl has a particular expertise in the entertainment, media and film industry; specialty finance, including sub-prime lending, consumer products, including consumer electronics, distribution, manufacturing, and retail; and technology, including clean-technology, alternative energy industries. He regularly supervises engagements for companies that are completing going public transactions (Form 10, Form S-1, and reverse takeover transactions) and secondary public offerings for companies. Wahl's transactional experience has allowed him to be involved in capital raises in excess of $3.0B where he has partnered with Deutsche Bank, Jeffries and Company, JP Morgan, Dawson James Securities, Inc., Dominick and Dominick, Bank of America and Merrill Lynch. He has been involved with six successful securitization transactions with over $2.0B in value and responsible for the compliance with the SEC rules under Regulation AB and assisted a well-recognized Wall Street underwriter with its due diligence on the loan pools related to each securitization. The securitizations performed as required and as planned during the Recession of 2007 to 2010.

Wahl has extensive experience with control processes and risk management for numerous companies and developed various standard templates and working papers for compliance with PCAOB Accounting Standards. He has participated in numerous financing transactions, auditing companies in international jurisdictions (including Canada, China, Europe, Hong Kong, South America and South East Asia) and with multi-locations. He has assisted companies with their internal financial reporting and has consulted his clients with the drafting, summarizing, and negotiating key contracts for compliance with appropriate US GAAP for revenue recognition and for business combinations, particularly reverse merger transactions.

Education and Professional Licensing:

Certified Public Accountant, California - Inactive, New York – Inactive

Bachelor of Business Administration in Finance with Honors, Simon Fraser University

Guest Lecturer, California State University Northridge – 2007 to 2018 Entrepreneurship and Raising Capital